Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya Group inc. For the year ended March 31, 2023

Exhibit 99.3

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023

1. Basis of Presentation
This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three months and twelve months ended March 31, 2023. References to “Alithya”, the “Company”, the “Group”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s annual audited consolidated financial statements and accompanying notes for the years ended March 31, 2023 and 2022. The Company's MD&A, financial statements, Annual Information Form, Annual Report on Form 40-F, and additional information regarding the business of the Company, are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.
For reporting purposes, the Company prepared the consolidated financial statements in Canadian dollars in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US$” are to US dollars. Variances, ratios and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains both IFRS and non-IFRS financial measures. See the section 5 titled “Non-IFRS and Other Financial Measures”.
Unless otherwise stated, in preparing this MD&A, the Company has considered information available to it up to June 7, 2023, the date the Company’s Board of Directors (“Board”) approved this MD&A and the consolidated financial statements for the year ended March 31, 2023.
2. Forward-Looking Statements
This MD&A contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this MD&A include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to maintain and develop our business, including by broadening the scope of our service offerings, entering into new contracts and penetrating new markets; (iv) our strategy, future operations, and prospects, including our expectations regarding future revenue resulting from bookings and backlog; (v) our ability to service our debt and raise

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 1

additional capital and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions, and (viii) the potential return to pre-COVID-19 pandemic operations.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of this MD&A, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this MD&A are qualified by these cautionary statements and are made only as of the date of this MD&A. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
3. Business Overview
Alithya advises in strategy and digital transformation with more than 3,600 professionals in Canada, the U.S. and internationally. The Company assists its clients in their pursuit of innovation and excellence and the achievement of their business objectives through the optimal use of digital technologies.
Alithya deploys solutions, services, and expert consultants to design, build and implement innovative and efficient solutions for the complex business challenges of its clients, tailored to their business needs in the financial services, insurance, healthcare, government, renewable energy, manufacturing, telecommunications, transportation and logistics, and professional services sectors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
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Business Offerings
Alithya’s business offerings in each of its reportable segments include a comprehensive range of digital technology services to address client needs:
•Business Strategy. Alithya leads clients through essential decision-making processes regarding strategic planning, change management, systems evolution, operational processes, employee experience and transformative change enablement and more. Applying the most recurrent methodologies, we help our clients optimize efficiency and successfully navigate the digital transformation age. We achieve results by leveraging an array of Business Strategy services, including strategic consulting, digital transformation, organizational performance and enterprise architecture.
•Application Solutions Services. Alithya’s experts guide clients through all facets of Application Solutions Services, from migration of legacy systems into future-ready digital solutions, to the development of completely new solutions using state-of-the-art technologies. Our experts assist our clients in the choice between cloud, on-premise, and hybrid hosting strategies and solutions. Alithya’s Application Solutions Services include digital applications DevOps, legacy systems modernization, control and software engineering, cloud infrastructure, quality assurance and automated testing.
•Enterprise Solutions. Working with key industry partners, including some of the world’s largest vendors of cloud-based Enterprise Solutions, Alithya’s experts help clients deploy company-wide systems to improve the efficiency of their finance, human capital, operations, and marketing functions. Alithya’s Enterprise Solutions services include Enterprise Resource Planning (ERP), Corporate Performance Management (CPM/EPM), Customer Relationship Management (CRM/CXM) and Human Capital Management (HCM).
•Data and Analytics. Data analysis plays a critical role in the optimization of business processes. Leveraging specialized IT systems and software, Alithya’s data scientists help clients gain business insight and drive better decision-making through enhanced data collection, big data analytics, machine learning automation and reporting. Alithya’s Data and Analytics services include business intelligence, data management, artificial intelligence and machine learning, as well as Internet of Things (IoT).
Geographically, Alithya’s operations span across Canada, the U.S. and internationally, providing a full spectrum of strategy and digital technology services with deep expertise in a range of technologies and business domains.
Competitive Environment
For many companies, digital systems and infrastructures are among their most important and strategic assets. Not only do these assets require significant investments, but they increasingly serve as key differentiators and drivers of growth for customers.
Accordingly, businesses are seeking solutions that allow them to maintain their ability to differentiate themselves from competitors with business processes, combined with product customization. That is where digital transformation comes into play, inviting companies to make a shift in their approach and to evolve from traditional information technologies to flexible digital technologies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
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As businesses’ technology spending continues to increase, digital technology firms such as Alithya are striving to deliver innovative thinking and in-depth vertical industry expertise, while facilitating business process transformation through the use of the most optimal technologies.
Alithya believes it is well positioned to respond to these trends in clients’ investments in digital technology. Alithya’s business model is built on a philosophy of offering flexible and creative solutions, enabling clients to realize maximum benefits from their digital technology investments. Alithya positions itself as an agile trusted advisor and consulting partner capable of delivering rapid results for its clients.
Alithya’s competitors in each of its reportable segments include systems integration firms, contract programming companies, application software companies, cloud computing service providers, large or traditional consulting firms, professional services groups of computer equipment companies, infrastructure management and outsourcing companies and boutique digital companies. In addition, Alithya competes with numerous smaller local companies in the various geographic markets in which it operates.
Alithya competes based on the following principal differentiating factors: vision and strategic advisory ability, digital services capabilities, performance and reliability, quality of technical support, training and services, responsiveness to client needs, reputation and experience, financial stability, strong corporate governance and competitive pricing of services.
Alithya also relies on the following measures to compete effectively: (a) investments to scale its services practice areas; (b) a well-developed recruiting, training and retention model; (c) a successful service delivery model; (d) intrapreneurial culture and approach; (e) a broad referral base; (f) continual investment in process improvement and knowledge capture; (g) investment in infrastructure and research and development; (h) continued focus on responsiveness to client needs, quality of services and competitive prices; and (i) project management capabilities and technical expertise.
4. Strategic Business Plan
Alithya has adopted a three-year strategic plan which sets as a goal to consolidate its position as to become a North American digital transformation leader.
According to this plan, Alithya’s consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings and position on the value chain to target the fastest growing IT services segments. Alithya’s specialization in digital technologies and the flexibility to deploy enterprise solutions and deliver solutions tailored to specific business objectives responds directly to client expectations. More specifically, Alithya has established a three-pronged plan focusing on:
•Increasing scale through organic growth and strategic acquisitions by:
◦Generating profitable organic growth through innovation, higher-value offerings and client-relationships based on trust;
◦Completing value enhancing business acquisitions by way of a North American geographic expansion to complement current market presence, including geography, while progressively adding major integrated enterprise solutions offerings and selected specialized expertise;

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
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•Achieving best-in-class employee engagement by:
◦Fostering a culture of collaboration, diversity and ownership;
◦Cultivating employee well-being and personal growth;
◦Investing in the development of its leaders and employees;
•Providing its investors, partners and stakeholders with long-term growing return on investment by:
◦Strengthening its existing relationships with clients, as a key trusted advisor, by generating long-term value;
◦Investing in innovation and higher value service offerings;
◦Acting responsibly, with a sustainable and respectful vision for its stakeholders and articulating its Environmental, Social and Governance framework and priorities.
5. Non-IFRS and Other Financial Measures
Alithya reports its financial results in accordance with IFRS. This MD&A includes certain non-IFRS and supplementary financial measures and ratios to assess Alithya's financial performance. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.
The non-IFRS measures used by Alithya are described below:
EBITDA and EBITDA Margin
“EBITDA” refers to net income (loss) before adjusting for income tax expense (recovery), net financial expenses, amortization of intangibles, and depreciation of property and equipment and right-of-use assets.
“EBITDA Margin” refers to the percentage of total revenue that EBITDA represents for a given period.
Management believes that EBITDA and EBITDA Margin are useful measures for investors as they provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration non-cash depreciation and amortization. For a reconciliation of net loss to EBITDA, see section 8.8 titled “EBITDA and Adjusted EBITDA”.
Adjusted Net Earnings and Adjusted Net Earnings per Share
"Adjusted Net Earnings” refers to net income (loss) before adjusting for amortization of intangibles, impairment of intangibles and goodwill, impairment of property and equipment and right-of-use assets, share-based compensation, business acquisition, integration and reorganization costs, and the income tax effects of these items.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
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“Adjusted Net Earnings per Share” is calculated by dividing Adjusted Net Earnings by the weighted average number of outstanding Class A Subordinate Voting Shares ("Subordinate Voting Shares") and Class B Multiple Voting Shares ("Multiple Voting Shares"), excluding potentially dilutive outstanding equity instruments, during the period.
Management believes that Adjusted Net Earnings and Adjusted Net Earnings per Share are useful measures for investors as they allow comparability of operating results from one period to another, prior to taking into consideration non-cash items and business acquisition, integration and reorganization costs, which can vary significantly from period to period. These measures provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration the non-cash and other items listed above which have resulted primarily from acquisitions and their subsequent integrations. For a reconciliation of net loss to Adjusted Net Earnings, see section 8.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share”.
Adjusted EBITDA and Adjusted EBITDA Margin
"Adjusted EBITDA” refers to net income (loss) before adjusting for income tax expense (recovery), net financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment and right-of-use assets, impairment of intangibles and goodwill, impairment of property and equipment and right-of-use assets, share-based compensation, business acquisition, integration and reorganization costs, internal ERP systems implementation, and other redundant and non-recurring items.
“Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Management believes that Adjusted EBITDA and Adjusted EBITDA Margin are useful measures for investors as they allow comparability of operating results from one period to another. These measures provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the non-cash and other items listed above. For a reconciliation of net loss to Adjusted EBITDA, see section 8.8 titled “EBITDA and Adjusted EBITDA”.
Constant Dollar Revenue and Constant Dollar Growth
"Constant Dollar Revenue" is a measure of revenue and revenue by geographic location before foreign currency translation impacts. This measure is calculated by translating current period revenue and revenue by geographic location in local currency using the exchange rates in the equivalent period from the prior year.
"Constant Dollar Growth" is a measure of revenue growth and revenue growth by geographic location, expressed as a percentage, before foreign currency translation impacts. This measure is calculated by dividing Constant Dollar Revenue as described above with prior period revenue.
Management believes that Constant Dollar Revenue and Constant Dollar Growth are useful measures for investors as they allow revenue to be adjusted to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. For a reconciliation of revenues to Constant Dollar Revenue by geographic location, see section 8.1 titled “Revenues”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
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Net Debt
“Net Debt” refers to long-term debt, including the current portion, less cash and restricted cash. For the calculation of Net Debt, see section 10.6 titled “Long-Term Debt and Net Debt”. Management believes that Net Debt is a useful measure for investors as it provides an indication of the liquidity of the Company.
Other Financial Measures
The other financial measures used by Alithya are described below:
"Gross Margin as a Percentage of Revenues" is calculated by dividing gross margin by revenues.
"Selling, General and Administrative Expenses as a Percentage of Revenues" is calculated by dividing selling, general and administrative expenses by revenues.
‘’Bookings’’ refers to the amount of signed revenue agreements during the period, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts. Management believes information regarding bookings can provide useful trend insight to investors regarding changes in the volume of new business over time.
‘’Book-to-Bill Ratio’’ is calculated by dividing Bookings by revenues, for the same period. Management believes this measure allows for the monitoring of the Company’s backlog and offers useful insight to investors on how the business varies and evolves over time. This measure is best used over a long period as it could fluctuate significantly from one quarter to the other.
“Backlog” refers to the amount of future revenue stemming from signed revenue agreements, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts, expressed as a number of months of trailing twelve-month revenue, as at a given date. Backlog differs from the IFRS definition of unfilled performance obligations, as disclosed in the Company's consolidated financial statements, as backlog also includes time and materials arrangements without stated ceilings and contracts with original expected durations exceeding one year. Management believes that backlog information can provide useful trend insight to investors regarding changes in management’s best estimate of future revenue stemming from signed revenue agreements.
“Days Sales Outstanding” (“DSO”) refers to the average number of days it takes for the Company to convert its accounts receivable and other receivables (net of sales taxes) and unbilled revenues, less deferred revenues, into cash. Management believes this measure provides useful insight to investors regarding the Company's liquidity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
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6. Financial Highlights

Results of Operations	Three months ended March 31,		Year ended March 31,
(in $ thousands)	2023	2022	2023	2022
	$	$	$	$
Revenues	136,224	119,974	522,701	437,885
Gross Margin	40,732	31,083	151,774	116,153
Gross Margin as a Percentage of Revenues (1)	29.9%	25.9%	29.0%	26.5%
Selling, General and Administrative Expenses	35,978	26,204	126,522	98,838
Selling, General and Administrative Expenses as a Percentage of Revenues (1)	26.4%	21.8%	24.2%	22.6%
Net Loss	(19,993)	(7,253)	(30,097)	(15,548)
Basic and Diluted Loss per Share	(0.21)	(0.08)	(0.32)	(0.18)
Adjusted Net Earnings (2)	4,060	2,238	14,742	10,590
Adjusted Net Earnings per Share (2)	0.04	0.02	0.16	0.12
Adjusted EBITDA (3)	10,463	6,048	36,122	22,609
Adjusted EBITDA Margin (3)	7.7%	5.0%	6.9%	5.2%

Other	March 31,	March 31,
(in $ thousands, except Backlog and DSO)	2023	2022
	$	$
Total Assets	464,101	447,721
Non-Current Financial Liabilities (4)	129,025	105,113
Total Long-Term Debt	127,190	106,676
Net Debt (5)	104,607	85,767

Backlog (1)	16 months	N/A
DSO (1)	54 days	66 days

Shares, Stock Options and Share Units Outstanding	June 6,
2023
Subordinate Voting Shares	87,864,668
Multiple Voting Shares	7,324,248
Options (6)	4,411,771
Deferred Share Units ("DSUs")	666,974
Restricted Share Units ("RSUs")	181,498
Performance Share Units ("PSUs")	840,783

1 This is an other financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.
2 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share” for a quantitative reconciliation to the most directly comparable IFRS measures.
3 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.8 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measures.
4 Non-current financial liabilities include the long-term portion of the long-term debt and the long-term portion of lease liabilities.
5 This is a non-IFRS financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 10.6 titled “Long-Term Debt and Net Debt” for a quantitative reconciliation to the most directly comparable IFRS measures.
6 Includes 505,264 stock options to purchase Multiple Voting Shares.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 8

For the three months ended March 31, 2023
•Revenues increased 13.5% to $136.2 million, compared to $120.0 million for the same quarter last year.
•80.6% of revenues were generated from clients which we had in the same quarter last year.
•Gross margin increased 31.0% to $40.7 million, compared to $31.1 million for the same quarter last year.
•Gross margin as a percentage of revenues increased to 29.9%, compared to 25.9% for the same quarter last year.
•Adjusted EBITDA increased 73.0% to $10.5 million, or 7.7% of revenues, compared to $6.0 million, or 5.0% of revenues, for the same quarter last year.
•Net loss was $20.0 million, or $0.21 per share, compared to a net loss of $7.3 million, or $0.08 per share, for the same quarter last year. The increased net loss is in large part due to specific, non-cash elements, namely $9.2 million in contingent consideration relating to the acquisition of Datum Consulting, LLC and its international affiliates ("Datum") (the "Datum Acquisition") and an impairment of property and equipment and right-of use assets of $3.7 million, as part of an ongoing review of our real estate strategy following the integration of acquisitions and changes in working conditions.
•Adjusted Net Earnings increased $1.9 million, or 81.3%, to $4.1 million, compared to $2.2 million for the same quarter last year. This translated into Adjusted Net Earnings per Share of $0.04, compared to $0.02 for the same quarter last year.
•Net cash from operating activities was $4.4 million, representing an increase of $8.1 million, from $3.7 million of cash used for the same quarter last year.
•Q4 bookings(1) reached $124.0 million, which translated into a book-to-bill ratio(1) of 0.91. The book-to-bill ratio would be 1.06 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of last year were excluded.

1 This is an other financial measure. Refer to section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 9

For the twelve months ended March 31, 2023
•Revenues increased 19.4% to $522.7 million, compared to $437.9 million last year.
•Gross margin increased 30.7% to $151.8 million, compared to $116.2 million last year.
•Gross margin as a percentage of revenues increased to 29.0%, compared to 26.5% last year.
•Adjusted EBITDA increased 59.8% to $36.1 million, or 6.9% of revenues, from $22.6 million, or 5.2% of revenues, last year.
•Net loss was $30.1 million, or $0.32 per share, compared to a net loss of $15.5 million, or $0.18 per share last year. The increased net loss is in large part due to specific, non-cash elements, namely $9.2 million in contingent consideration relating to the Datum Acquisition and an impairment of property and equipment and right-of use assets of $3.7 million, as part of an ongoing review of our real estate strategy following the integration of acquisitions and changes in working conditions.
•Adjusted net earnings increased $4.1 million, or 39.2%, to $14.7 million, compared to $10.6 million last year. This translated into Adjusted Net Earnings per Share of $0.16, compared to $0.12 last year.
•Net cash from operating activities was $28.9 million, representing an increase of $27.0 million, or 1,461.2%, from $1.9 million last year.
•Fiscal 2023 bookings reached $525.4 million, which translated into a book-to-bill ratio of 1.01. The book-to-bill ratio would be 1.15 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of last year were excluded.
•DSO as at March 31, 2023 was 54 days, an improvement from 66 days as at March 31, 2022.
•Backlog represented approximately 16 months of trailing twelve-month revenues as at March 31, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 10

7. Business Combinations
Business combinations realized in the fiscal year ended March 31, 2023
Datum Consulting Group, LLC and its Affiliates
Overview
On July 1, 2022, the Company acquired 100% of the issued and outstanding equity interests of Datum, a leader in IP enabled digital transformation services for data-rich insurers and other regulated entities such as governments. Management expects that its modernization practice and cloud-based software as a service (SaaS) offering will be complementary to Alithya's existing offerings and will allow for cross-selling opportunities.
The Datum Acquisition was completed for purchase consideration and other consideration of up to US$45,488,000 ($58,550,000), in aggregate.
The purchase consideration of US$27,200,000 ($35,010,000), in aggregate, consisted of: (i) US$13,542,000 ($17,430,000) paid in cash, net of working capital adjustment; (ii) US$4,313,000 ($5,552,000) paid by the issuance of 1,867,262 Subordinate Voting Shares; and (iii) US$9,345,000 ($12,028,000) of balance of sale, payable over three years on July 1, 2023, 2024 and 2025 (the "Anniversary Dates").
The other consideration of up to US$18,288,000 ($23,540,000), consisted of: (i) deferred cash consideration of US$975,000 ($1,255,000); (ii) deferred share consideration of 1,867,261 Subordinate Voting Shares with a value of US$4,313,000 ($5,552,000); and (iii) potential earn-out consideration of up to US$13,000,000 ($16,733,000), all payable over three years on the Anniversary Dates.
The deferred cash consideration will be recognized as employee compensation on business acquisition, over three years.
The deferred share consideration will be recognized as share-based compensation to an employee, over three years.
The potential earn-out consideration is payable in cash (75%) and by Subordinate Voting Shares (25%), with a maximum of 1,517,151 Subordinate Voting Shares available for issuance with a value of US$3,505,000 ($4,511,000). The potential earn-out consideration has earn-out periods ending on each of the Anniversary Dates.
On March 31, 2023, an amending agreement to the equity purchase agreement was executed wherein the condition for employment for the payment of the potential earn-out was removed (The “Earn-out Amendment”).
From the acquisition date to the Earn-out Amendment date, the potential earn-out consideration payable in cash was treated as employee compensation, and was to be expensed over three years as the related services were to be provided, at the best estimate of the payout amount required to settle the present obligation at the end of the reporting period. The potential earn-out consideration payable in shares was treated as share-based compensation, which was to be expensed over the three-year vesting period.
As a result of the Earn-out Amendment, a contingent consideration liability and expense, in the amount of $9,157,000 was recorded as at March 31, 2023, representing the present value of the expected payout amount

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
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for the potential earn-out over the next three years. The contingent consideration expense is recorded in business acquisition, integration and reorganization costs.
The portion of the contingent consideration to be settled in shares is adjusted to reflect the number of awards for which the non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the non-market performance conditions at the vesting dates.
The fair value of the assets acquired, liabilities assumed, and the purchase consideration’s valuation have been completed.
For the year ended March 31, 2023, the Company incurred acquisition-related costs pertaining to the Datum Acquisition of approximately $1,369,000. These costs have been recorded in the consolidated statement of operations in business acquisition, integration and reorganization costs.
Purchase Price Allocation
The allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Datum (in $ thousands)	$
Current assets
Cash	2,798
Accounts receivable and other receivables	3,552
Unbilled revenue	1,301
Prepaids	159
7,810
Non-current assets
Other assets	2
Property and equipment	55
Right-of-use assets	135
Intangibles	24,070
Goodwill	13,696
Total assets acquired	45,768

Current liabilities
Accounts payable and accrued liabilities	4,255
Deferred revenue	945
Current portion of lease liabilities	71
5,271
Non-current liabilities
Lease liabilities	64
Deferred tax liabilities	6,398
Total liabilities assumed	11,733

Net assets acquired	34,035

As at March 31, 2023, upon final determination of the fair values, the intangibles value was increased by $1,545,000, goodwill value was reduced by $1,134,000 and deferred tax liabilities value was increased by

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
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$411,000. The effects of the adjustments to the purchase price were not material to the financial statements for the period from the acquisition date to March 31, 2023.
Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expected synergies from the integration of Datum into the Group's existing business. The Company does not expect the goodwill to be deductible for income tax purposes.
Consideration paid
The following table summarizes the acquisition date fair value of each class of consideration as follows:

Acquisition of Datum (in $ thousands)	$
Consideration transferred settled in cash	17,430
Issuance of 1,867,262 Subordinate Voting Shares	5,552
Balance of purchase payable with a nominal value of US$9,345,000 ($12,028,000)	11,053
Total consideration transferred	34,035

Datum's contribution to the Group results
For the year ended March 31, 2023, the Datum business contributed revenues of approximately $16,326,000 and a loss before income taxes in the amount of $15,762,000, including amortization, primarily related to the acquired customer relationships, of $5,658,000, contingent consideration of $9,157,000, share-based compensation granted on business acquisitions of $2,644,000, and acquisition and integration costs of $2,099,000.
If the acquisition had occurred on April 1, 2022, pro-forma consolidated revenues and loss before income taxes for the year ended March 31, 2023 would have been $526,492,000 and $38,991,000, respectively. These amounts have been calculated using Datum’s results and adjusting for:
•differences in accounting policies between the Group and Datum;
•the removal of transaction costs incurred by Datum from April 1, 2022 to June 30, 2022; and
•the additional amortization that would have been charged assuming the fair value adjustments to intangibles had been applied from April 1, 2022.
Trafic 3W inc.
On April 1, 2022, the Company acquired all of the issued and outstanding shares of Trafic 3W inc. (the “Trafic3W Acquisition”) for total consideration of $2,005,000, comprised of cash, in the amount of $900,000, and a balance of purchase price payable in the amount of $1,105,000.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 13

The actual amount paid at acquisition, net of the cash acquired in the amount of $86,000, was $814,000, for a total consideration transferred of $1,919,000. The purchase price was mostly allocated to intangible assets and goodwill, in the amount of $455,000 and $1,270,000 respectively. Intangible assets acquired at the date of acquisition consisted of customer relationships and goodwill, allocated to the Canada CGU.
The balance of purchase price payable was settled in October 2022 with the issuance of 83,449 Subordinate Voting Shares, for a total value of $281,000, and the balance, in the amount of $824,000, was paid cash.
8. Results of Operations

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands, except for per share data)	2023	2022	2023	2022
	$	$	$	$
Revenues	136,224	119,974	522,701	437,885
Cost of revenues	95,492	88,891	370,927	321,732
Gross margin	40,732	31,083	151,774	116,153

Operating expenses
Selling, general and administrative expenses	35,978	26,204	126,522	98,838
Business acquisition, integration and reorganization costs	12,166	6,128	18,079	11,617
Depreciation	1,721	1,235	6,536	5,435
Amortization of intangibles	8,693	4,017	27,497	14,285
Foreign exchange loss (gain)	96	(25)	159	(26)
	58,654	37,559	178,793	130,149
Operating loss	(17,922)	(6,476)	(27,019)	(13,996)
Net financial expenses	2,577	1,352	9,335	4,579
Loss before income taxes	(20,499)	(7,828)	(36,354)	(18,575)
Income tax expense (recovery)
Current	362	114	569	(20)
Deferred	(868)	(689)	(6,826)	(3,007)
	(506)	(575)	(6,257)	(3,027)
Net loss	(19,993)	(7,253)	(30,097)	(15,548)
Basic and diluted loss per share	(0.21)	(0.08)	(0.32)	(0.18)

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 14

8.1Revenues
The following table reconciles Constant Dollar Revenue(1) to revenues by geographic location:

	For the three months ended March 31,			For the twelve months ended March 31,
(in $ thousands, except for percentages)	2023	2022	% (2)	2023	2022	%

Total Alithya revenue as reported	136,224	119,974	13.5%	522,701	437,885	19.4%
Variation prior to foreign currency impact	10.9%			17.4%
Foreign currency impact	2.6%			2.0%
Variation over previous period	13.5%			19.4%
Canada
Constant dollar revenue	81,158	75,484	7.5%	312,349	284,614	9.7%
Foreign currency impact	—			—
Canada revenue as reported	81,158	75,484	7.5%	312,349	284,614	9.7%
U.S.
Constant dollar revenue	46,193	40,417	14.3%	180,037	139,519	29.0%
Foreign currency impact	3,096			9,846
U.S. revenue as reported	49,289	40,417	22.0%	189,883	139,519	36.1%
International
Constant dollar revenue	5,663	4,073	39.0%	21,649	13,752	57.4%
Foreign currency impact	114			(1,180)
International revenue as reported	5,777	4,073	41.8%	20,469	13,752	48.8%

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
2 Constant Dollar Growth, which is a Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
Revenues amounted to $136.2 million for the three months ended March 31, 2023, of which 80.6% was generated from clients which we had in the same quarter last year, and including $11.9 million from Vitalyst, LLC ("Vitalyst") (the "Vitalyst Acquisition") and Datum, following their acquisitions by the Company on January 31, 2022 and July 1, 2022, respectively, representing an increase of $16.2 million, or 13.5%, from $120.0 million for the three months ended March 31, 2022. On a sequential basis, revenues also increased by $5.4 million, or 4.2%, from $130.8 million for the third quarter of this year.
Revenues in Canada increased by $5.7 million, or 7.5%, to $81.2 million for the three months ended March 31, 2023, from $75.5 million for the three months ended March 31, 2022. The increase in revenues was due to organic growth in all areas.
U.S. revenues increased by $8.9 million, or 22.0%, to $49.3 million for the three months ended March 31, 2023, from $40.4 million for the three months ended March 31, 2022, due primarily to increased revenues of $6.1 million from the acquisitions of Vitalyst, which contributed an additional month of revenues in the fourth quarter compared to the prior year, and Datum's U.S. business, and organic growth in all areas. The increased revenues include a favorable US$ exchange rate impact of $3.1 million between the two periods.
International revenues increased by $1.7 million, or 41.8%, to $5.8 million for the three months ended March 31, 2023, from $4.1 million for the three months ended March 31, 2022, due to revenues of $0.9 million

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 15

from the acquisition of Datum's international business and organic growth in activity levels. The increased revenues include a favorable foreign exchange rate impact of $0.1 million between the two periods.
Revenues amounted to $522.7 million for the twelve months ended March 31, 2023, including $45.9 million from the acquisitions of Vitalyst and Datum, representing an increase of $84.8 million, or 19.4%, from $437.9 million for the twelve months ended March 31, 2022.
Revenues in Canada increased by $27.7 million, or 9.7%, to $312.3 million for the twelve months ended March 31, 2023, from $284.6 million for the twelve months ended March 31, 2022. The increase in revenues was due to organic growth in all areas, including growth from the two long-term contracts signed as part of an acquisition in the first quarter of last year.
U.S. revenues increased by $50.4 million, or 36.1%, to $189.9 million for the twelve months ended March 31, 2023, from $139.5 million for the twelve months ended March 31, 2022, due primarily to increased revenues of $38.0 million from the acquisitions of Vitalyst, which provided an additional ten months of revenues in fiscal 2023 compared to the prior year, and Datum's U.S. business, and organic growth in all areas. The increased revenues include a favorable US$ exchange rate impact of $9.8 million,
International revenues increased by $6.7 million, or 48.8%, to $20.5 million for the twelve months ended March 31, 2023, from $13.8 million for the twelve months ended March 31, 2022, due to revenues of $3.2 million from the acquisition of Datum's international business, which had been recorded in the U.S. segment in previous quarters, and organic growth in activity levels, partially offset by an unfavorable foreign exchange rate impact of $1.2 million between the two periods.
8.2Gross Margin
Gross margin increased by $9.6 million, or 31.0%, to $40.7 million for the three months ended March 31, 2023, from $31.1 million for the three months ended March 31, 2022. Gross margin as a percentage of revenues increased to 29.9% for the three months ended March 31, 2023, from 25.9% for the three months ended March 31, 2022.
In Canada, gross margin as a percentage of revenues increased, compared to the same quarter last year, due to increased revenues from permanent employees relative to subcontractors and higher margin offerings. Gross margin as a percentage of revenues also increased on a sequential basis, mainly due to increased revenues from permanent employees relative to subcontractors compared to the third quarter of this year.
In the U.S., gross margin as a percentage of revenues increased, compared to the same quarter last year, as a result of a positive margin impact from the acquisition of Datum's U.S. business, higher average revenue per employee, improved project performance in other areas of the business, and a favorable US$ exchange rate impact between the two periods. Gross margin as a percentage of revenues also increased on a sequential basis, mainly due to improved project performance in certain areas of the business, compared to the third quarter of this year.
International gross margin as a percentage of revenues decreased compared to the same quarter last year, mainly as a result of inflationary pressures on salary costs and more non-billable hours.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 16

Gross margin increased by $35.6 million, or 30.7%, to $151.8 million for the twelve months ended March 31, 2023, from $116.2 million for the twelve months ended March 31, 2022. Gross margin as a percentage of revenues increased to 29.0% for the twelve months ended March 31, 2023, from 26.5% for the twelve months ended March 31, 2022, despite annual salary increases which came into effect in the first quarter of this year and the non-recurrence of the forgiveness of the $4.6 million in Paycheck Protection Program (“PPP”) loans recorded to cost of revenues in the first quarter of last year.
In Canada, gross margin as a percentage of revenues increased for the twelve months ended March 31, 2023, compared to the same period last year, due to increased revenues from permanent employees relative to subcontractors, higher average revenue per employee, and increased subscription, software and other revenues, which carry higher margins, partially offset by inflationary pressures on salary costs.
In the U.S., gross margin as a percentage of revenues increased for the twelve months ended March 31, 2023, compared to the same period last year, as a result of the positive margin impact from the acquisitions of Vitalyst and Datum's U.S. business, higher average revenue per employee, improved project performance in other areas of the business, and a favorable US$ exchange rate impact between the two periods. This increase was partially offset by reduced governmental wage subsidies, mainly the forgiveness of the PPP loans recorded in the first quarter of last year, as explained above, and market pressures on salary costs.
International gross margin as a percentage of revenues increased for the twelve months ended March 31, 2023, compared to the same period last year, mainly as a result of the positive margin impact from the acquisition of Datum's international business, which had been recorded in the U.S. segment in previous quarters.
8.3Operating Expenses
8.3.1Selling, General and Administrative Expenses
Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, occupancy costs, information technology and communications costs, share-based compensation, professional fees, public listing and investor fees, and other administrative expenses.
Selling, general and administrative expenses totaled $36.0 million for the three months ended March 31, 2023, representing an increase of $9.8 million, or 37.3%, from $26.2 million for the three months ended March 31, 2022. Selling, general and administrative expenses, as a percentage of revenues, amounted to 26.4% for the three months ended March 31, 2023, compared to 21.8% for the same period last year, driven mostly by the higher historical selling, general and administrative expense percentage of Vitalyst, a $2.8 million impairment of property and equipment and right-of-use assets, as part of Alithya's ongoing review of its real estate strategy following the integration of acquisitions and changes in working conditions in order to reduce the Company's footprint, realize synergies and improve the cost structure of the combined business, and an unfavorable US$ exchange rate impact of $0.9 million, partially offset by reductions in other expense categories. On a sequential basis, expenses increased by $4.8 million, from $31.2 million for the third quarter, driven mainly by the impairment charge described above and sequential increases in employee compensation costs in the U.S., non-cash share-based compensation, and professional fees, partially offset by reductions in other expense categories.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 17

In Canada, expenses increased by $5.5 million, or 37.3%, to $20.2 million for the three months ended March 31, 2023, from $14.7 million for the three months ended March 31, 2022, due primarily to a $2.8 million impairment of property and equipment and right-of-use assets, as discussed above, and increases of $1.3 million in non-cash share-based compensation, $1.1 million in employee training costs, $0.5 million in information technology and communications costs, $0.4 million in employee compensation costs, and $0.4 million in professional fees. These increases were partially offset by decreases of $0.5 million in occupancy costs and $0.3 million in recruiting fees.
U.S. expenses increased by $4.2 million, or 39.9%, to $14.8 million for the three months ended March 31, 2023, from $10.6 million for the three months ended March 31, 2022. The increase was due primarily to increased expenses of $1.5 million from Vitalyst and Datum, and increases of $1.2 million in employee compensation costs, $0.4 million in information technology and communications costs, $0.7 million in non-cash share-based compensation, $0.2 million in professional fees, and $0.2 million in travel costs, partially offset by reductions in other expense categories. The increased expenses include an unfavorable US$ exchange rate impact of $0.9 million.
International expenses amounted to $0.9 million for the three and twelve months ended March 31, 2023.
Selling, general and administrative expenses totaled $126.5 million for the twelve months ended March 31, 2023, representing an increase of $27.7 million, or 28.0%, from $98.8 million for the twelve months ended March 31, 2022. Selling, general and administrative expenses, as a percentage of revenues, amounted to 24.2% for the twelve months ended March 31, 2023, compared to 22.6% for the twelve months ended March 31, 2022 driven mostly by the higher historical selling, general and administrative expense percentage of Vitalyst, a $2.8 million impairment of property and equipment and right-of-use assets, as discussed above,and an unfavorable US$ exchange rate impact of $2.7 million, partially offset by reductions in other expense categories.
In Canada, expenses increased by $9.3 million, or 15.0%, to $70.9 million for the twelve months ended March 31, 2023, from $61.6 million for the twelve months ended March 31, 2022, due primarily to a $2.8 million impairment of property and equipment and right-of-use assets, as discussed above, and increases of $2.7 million in information technology and communications costs, including $2.4 million related to specific discretionary projects, $2.6 million in non-cash share-based compensation, $1.9 million in employee training costs, $0.6 million in professional fees, $0.6 million in travel costs and $0.6 million in business development costs, as these activities are returning to pre-Covid-19 levels. These increases were partially offset by decreases of $1.4 million in occupancy costs and $0.4 million in employee compensation costs.
U.S. expenses increased by $18.0 million, or 52.2%, to $52.4 million for the twelve months ended March 31, 2023, from $34.4 million for the twelve months ended March 31, 2022. The increase was due primarily to increased expenses of $11.5 million from Vitalyst and Datum, and increases of $4.4 million in employee compensation costs, as salaries and variable compensation increased with revenues, and as governmental wage subsidies decreased, mainly the forgiveness of $1.3 million in PPP loans recorded in the first quarter of last year, $0.6 million in travel costs, $0.5 million in information technology and communications costs, $0.9 million in non-cash share-based compensation, and $0.4 million in professional fees, partially offset by a $0.4 million decrease in recruiting fees. The increased expenses include an unfavorable US$ exchange rate impact of $2.7 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 18

International expenses increased by $0.5 million, or 14.8%, to $3.3 million for the twelve months ended March 31, 2023, from $2.8 million for the twelve months ended March 31, 2022, primarily due to increased travel and occupancy costs.
8.3.2Share-Based Compensation
Share-based compensation is included in cost of revenues and selling, general and administrative expenses and is detailed in the table below:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2023	2022	2023	2022
	$	$	$	$
Stock options	525	217	1,262	851
Share purchase plan – employer contribution	347	313	1,372	1,138
Share-based compensation granted on business acquisitions	734	181	2,995	1,524
DSUs	818	135	1,250	576
RSUs	—	—	—	92
PSUs	527	91	1,233	273
	2,951	937	8,112	4,454

Share-based compensation amounted to $3.0 million for the three months ended March 31, 2023, representing an increase of $2.1 million, from $0.9 million for the three months ended March 31, 2022. The increase in share-based compensation was driven primarily by increased expenses related to share-based compensation granted on business acquisitions and increased expenses related to DSUs.
Share-based compensation amounted to $8.1 million for the twelve months ended March 31, 2023, representing an increase of $3.6 million, from $4.5 million for the twelve months ended March 31, 2022. The increase in share-based compensation was driven primarily by increased expenses related to share-based compensation granted on business acquisitions, increased expenses related to DSUs and PSUs, and increased employer contributions to the share purchase plan.
8.3.3Business Acquisition, Integration and Reorganization Costs
Having reached a certain critical mass through acquisitions and continued organic growth, Alithya initiated a review of its cost structure in the fourth quarter of last year and has incurred certain reorganization costs in the current year.
Business acquisition, integration and reorganization costs amounted to $12.2 million for the three months ended March 31, 2023, representing an increase of $6.1 million, from $6.1 million for the three months ended March 31, 2022, driven primarily by an increase of $9.2 million in employee compensation on business acquisition, consisting mainly of contingent consideration related to the Datum Acquisition as a result of the amending agreement, as described in section 7 titled “Business Combinations”, an increase of $1.0 million in reorganization costs related to modifications to Alithya's cost structure during the three months ended March 31, 2023, consisting entirely of employee termination and benefits costs, and an impairment charge of $0.9 million on property and equipment and right-of-use assets, recorded under integration costs. These

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 19

increases were partially offset by $2.4 million in decreased acquisition costs, related mainly to professional fees in connection with the acquisitions of Vitalyst and Datum, and $1.7 million in decreased integration costs, related mainly to the integration of R3D Consulting Inc. (“R3D”) (the “R3D Acquisition”) in the fourth quarter of last year.
Business acquisition, integration and reorganization costs amounted to $18.1 million for the twelve months ended March 31, 2023, representing an increase of $6.5 million, from $11.6 million for the twelve months ended March 31, 2022, driven primarily by an increase of $9.8 million in employee compensation on business acquisition, consisting mainly of $9.2 million of contingent consideration related to the Datum Acquisition as a result of the amending agreement, as described in section 7 titled “Business Combinations”, an increase of $3.8 million in reorganization costs related to modifications to Alithya's cost structure during the twelve months ended March 31, 2023, consisting entirely of employee termination and benefits costs, and an impairment charge of $0.9 million on property and equipment and right-of-use assets, included in integration costs. These increases were partially offset by $4.6 million in decreased integration costs, related mainly to the integration of R3D last year, and $2.4 million in decreased acquisition costs, related mainly to professional fees in connection with the acquisitions of Vitalyst and Datum.
8.3.4Depreciation
Depreciation totaled $1.7 million for the three months ended March 31, 2023, compared to $1.2 million for the three months ended March 31, 2022. These costs consisted primarily of depreciation of Alithya’s property and equipment, which increased by $0.1 million, and right-of-use assets, which increased by $0.4 million.
Depreciation totaled $6.5 million for the twelve months ended March 31, 2023, compared to $5.4 million for the twelve months ended March 31, 2022. These costs consisted primarily of depreciation of Alithya’s property and equipment, which increased by $0.2 million, and right-of-use assets, which increased by $0.9 million.
8.3.5Amortization of Intangibles
Amortization of intangibles totaled $8.7 million for the three months ended March 31, 2023, compared to $4.0 million for the three months ended March 31, 2022. These costs consisted primarily of amortization of customer relationships recognized on acquisitions, which increased by $3.5 million, and amortization of software, which increased by $1.2 million. The increases resulted primarily from the amortization of intangibles recognized on the acquisitions of Vitalyst and Datum.
Amortization of intangibles totaled $27.5 million for the twelve months ended March 31, 2023, compared to $14.3 million for the twelve months ended March 31, 2022. These costs consisted primarily of amortization of customer relationships recognized on acquisitions, which increased by $10.3 million, and amortization of software, which increased by $2.7 million. The increases resulted primarily from the amortization of intangibles recognized on the acquisitions of Vitalyst and Datum.
8.3.6Foreign Exchange Loss (Gain)
Foreign exchange gain amounted to $0.1 million for the three months ended March 31, 2023, compared to a gain of $0.02 million for the three months ended March 31, 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 20

Foreign exchange loss amounted to $0.2 million for the twelve months ended March 31, 2023, compared to a gain of $0.03 million for the twelve months ended March 31, 2022.
8.4Other Income and Expenses
8.4.1Net Financial Expenses
Net financial expenses are summarized in the table below:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2023	2022	2023	2022
	$	$	$	$
Interest on long-term debt	2,127	741	7,087	2,402
Interest and financing charges	96	158	558	432
Interest on lease liabilities	194	208	825	725
Amortization of finance costs	149	66	430	277
Interest accretion on balances of purchase payable	127	188	784	823
Interest income	(116)	(9)	(349)	(80)
	2,577	1,352	9,335	4,579

Net financial expenses amounted to $2.6 million for the three months ended March 31, 2023, representing an increase of $1.2 million, or 91.1%, from $1.4 million for the three months ended March 31, 2022, driven mainly by the increase in long-term debt, as described in section 10.6, and increased variable interest rates, which accounted for the increase in interest on long-term debt.
Net financial expenses amounted to $9.3 million for the twelve months ended March 31, 2023, representing an increase of $4.7 million, or 103.8%, from $4.6 million for the twelve months ended March 31, 2022, driven mainly by the increase in long-term debt, as described in section 10.6, and increased variable interest rates, which accounted for the increase in interest on long-term debt.
8.4.2Income Taxes
Income tax recovery was $0.5 million for the three months ended March 31, 2023, representing a decrease of $0.1 million, from a recovery of $0.6 million for the three months ended March 31, 2022, due primarily to increased current tax expense, as a result of increased taxable income in certain jurisdictions, and increased deferred tax recovery.
Income tax recovery was $6.3 million for the twelve months ended March 31, 2023, representing an increase of $3.3 million, from $3.0 million for the twelve months ended March 31, 2022, due primarily to an increase in deferred tax recovery, partially offset by an increase in current tax expense, as a result of increased taxable income in certain jurisdictions. During the twelve months ended March 31, 2022, the Group recognized a deferred tax asset in the amount of $6.0 million that was probable of being realized as a result of the deferred tax liability recognized pursuant to the Datum Acquisition. The recognized deferred tax asset relates to previous years' net operating losses of the Group in the U.S. available for carryforwards as at July 1, 2022 in the amount of approximately $22.8 million that was previously not recognized.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 21

8.5Net Loss and Loss per Share
Net loss for the three months ended March 31, 2023 was $20.0 million, representing an increase of $12.7 million, from $7.3 million for the three months ended March 31, 2022. The increased loss was driven by increased selling, general and administrative expenses, including an impairment charge of $2.8 million on property and equipment and right-of-use assets, increased business acquisition, integration and reorganization costs, including contingent consideration of $9.2 million related to the Datum Acquisition and an impairment charge of $0.9 million on property and equipment and right-of-use assets, increased depreciation and amortization, increased net financial expenses, and decreased income tax recovery, partially offset by increased gross margin in the three months ended March 31, 2023, compared to the three months ended March 31, 2022. On a per share basis, this translated into a basic and diluted net loss per share of $0.21 for the three months ended March 31, 2023, compared to a net loss of $0.08 per share for the three months ended March 31, 2022.
Net loss for the twelve months ended March 31, 2023 was $30.1 million, representing an increase of $14.6 million, from $15.5 million, including the forgiveness of $5.9 million in PPP loans, for the twelve months ended March 31, 2022. The increased loss was driven by increased selling, general and administrative expenses, including an impairment charge of $2.8 million on property and equipment and right-of-use assets, increased business acquisition, integration and reorganization costs, including contingent consideration of $9.2 million related to the Datum Acquisition and an impairment charge of $0.9 million on property and equipment and right-of-use assets, increased depreciation and amortization, decreased governmental wage subsidies, mainly the forgiveness of the PPP loans recorded in the first quarter of last year, and increased net financial expenses, partially offset by increased gross margin and increased income tax recovery in the twelve months ended March 31, 2023, compared to the twelve months ended March 31, 2022. On a per share basis, this translated into a basic and diluted net loss per share of $0.32 for the twelve months ended March 31, 2023, compared to a net loss of $0.18 per share for the twelve months ended March 31, 2022.
8.6Adjusted Net Earnings and Adjusted Net Earnings per Share
The following table reconciles net loss to Adjusted Net Earnings:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2023	2022	2023	2022
	$	$	$	$
Net loss	(19,993)	(7,253)	(30,097)	(15,548)
Business acquisition, integration and reorganization costs	12,166	6,128	18,079	11,617
Amortization of intangibles	8,693	4,017	27,497	14,285
Share-based compensation	2,951	937	8,112	4,454
Impairment of property and equipment and right-of-use assets	2,758	—	2,758	—
Income tax related to deferred tax asset recognized on purchase price allocation	—	—	(6,026)	—
Income tax expense related to above items	(2,515)	(1,591)	(5,581)	(4,218)
Adjusted Net Earnings (1)	4,060	2,238	14,742	10,590
Basic and diluted loss per share	(0.21)	(0.08)	(0.32)	(0.18)
Adjusted Net Earnings per Share (1)	0.04	0.02	0.16	0.12

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 22

Adjusted Net Earnings amounted to $4.1 million for the three months ended March 31, 2023, representing an increase of $1.9 million, or 81.3%, from $2.2 million for the three months ended March 31, 2022. As explained above, increased gross margin and the contribution from the acquisition of Datum were partially offset by increased selling, general and administrative expenses, increased depreciation of property and equipment and right-of-use assets, increased net financial expenses, and decreased income tax recovery. This translated into Adjusted Net Earnings per Share of $0.04 for the three months ended March 31, 2023, compared to $0.02 for the three months ended March 31, 2022.
Adjusted Net Earnings amounted to $14.7 million for the twelve months ended March 31, 2023, representing an increase of $4.1 million, or 39.2%, from $10.6 million for the twelve months ended March 31, 2022. As explained above, increased gross margin, the contributions from the acquisitions of Vitalyst and Datum, and increased income tax recovery were partially offset by increased selling, general and administrative expenses, decreased governmental wage subsidies, mainly the forgiveness of the PPP loans recorded in the first quarter of last year, increased depreciation of property and equipment and right-of-use assets, and increased net financial expenses. This translated into Adjusted Net Earnings per Share of $0.16 for the twelve months ended March 31, 2023, compared to $0.12 for the twelve months ended March 31, 2022.
8.7Segment Reporting
As at April 1, 2022, as a result of organic growth and the integration of recent business acquisitions, the Group determined that it has three reportable segments based on geography: Canada, U.S. and International. Information for the comparative period has been restated to also present segment information for the three reportable segments.
Operating income by segment refers to operating income before head office general and administrative expenses and business acquisition, integration and reorganization costs, which are not considered when assessing the underlying financial performance of the reportable segments. Head office general and administrative expenses are expenses and salaries related to centralized functions, such as global finance, legal, human resources and technology teams, which are not allocated to segments. This measure also excludes the effects of depreciation, amortization and foreign exchange loss (gain).
The following tables present the Group's operations based on reportable segments:

	For the three months ended March 31, 2023
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	81,158	49,289	5,777	136,224
Operating income by segment	10,490	7,572	688	18,750
Head office general and administrative expenses				13,996
Business acquisition, integration and reorganization costs				12,166
Foreign exchange loss (gain)				96
Operating income before depreciation and amortization				(7,508)
Depreciation and amortization				10,414
Operating loss				(17,922)

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 23

	For the three months ended March 31, 2022
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	75,484	40,417	4,073	119,974
Operating income by segment	7,684	3,714	472	11,870
Head office general and administrative expenses				6,991
Business acquisition, integration and reorganization costs				6,128
Foreign exchange loss (gain)				(25)
Operating income before depreciation and amortization				(1,224)
Depreciation and amortization				5,252
Operating loss				(6,476)

	For year ended March 31, 2023
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	312,349	189,883	20,469	522,701
Operating income by segment	35,964	26,736	2,953	65,653
Head office general and administrative expenses				40,401
Business acquisition, integration and reorganization costs				18,079
Foreign exchange loss (gain)				159
Operating income before depreciation and amortization				7,014
Depreciation and amortization				34,033
Operating loss				(27,019)

	For year ended March 31, 2022
(in $ thousands)	Canada	U.S.	International	Total
	$	$	$	$
Revenues	284,614	139,519	13,752	437,885
Operating income by segment	25,420	18,996	1,253	45,669
Head office general and administrative expenses				28,354
Business acquisition, integration and reorganization costs				11,617
Foreign exchange loss (gain)				(26)
Operating income before depreciation and amortization				5,724
Depreciation and amortization				19,720
Operating loss				(13,996)

For a discussion of revenue variances by segment, refer to section 8.1 titled “Revenues”.
Operating income by segment in Canada increased by $2.8 million, or 36.5%, to $10.5 million for the three months ended March 31, 2023, from $7.7 million for the three months ended March 31, 2022. The increase in operating income by segment was due to increased revenues and gross margin, partially offset by increased selling, general and administrative expenses, as described above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 24

Operating income by segment in the U.S. increased by $3.9 million, or 103.9%, to $7.6 million for the three months ended March 31, 2023, from $3.7 million for the three months ended March 31, 2022. The increase in operating income by segment was due to increased revenues and gross margin, partially offset by increased selling, general and administrative expenses, all stemming primarily from the acquisitions of Vitalyst and Datum's U.S. business, as described above.
Operating income by segment internationally increased by $0.2 million, or 45.8%, to $0.7 million for the three months ended March 31, 2023, from $0.5 million for the three months ended March 31, 2022. The increase in operating income by segment was due to increased revenues and gross margin, stemming primarily from the acquisition of Datum's international business, as described above.
Operating income by segment in Canada increased by $10.6 million, or 41.5%, to $36.0 million for the twelve months ended March 31, 2023, from $25.4 million for the twelve months ended March 31, 2022. The increase in operating income by segment was due to increased revenues and gross margin, partially offset by increased selling, general and administrative expenses, as described above.
Operating income by segment in the U.S. increased by $7.7 million, or 40.7%, to $26.7 million for the twelve months ended March 31, 2023, from $19.0 million for the twelve months ended March 31, 2022. The increase in operating income by segment was due to increased revenues and gross margin, partially offset by increased selling, general and administrative expenses, all stemming primarily from the acquisitions of Vitalyst and Datum's U.S. business, as described above.
Operating income by segment internationally increased by $1.7 million, or 135.7%, to $3.0 million for the twelve months ended March 31, 2023, from $1.3 million for the twelve months ended March 31, 2022. The increase in operating income by segment was due to increased revenues and gross margin, partially offset by increased selling, general and administrative expenses, stemming primarily from the acquisition of Datum's international business, as described above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 25

8.8EBITDA and Adjusted EBITDA
The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2023	2022	2023	2022
	$	$	$	$
Revenues	136,224	119,974	522,701	437,885
Net loss	(19,993)	(7,253)	(30,097)	(15,548)
Net financial expenses	2,577	1,352	9,335	4,579
Income tax recovery	(506)	(575)	(6,257)	(3,027)
Depreciation	1,721	1,235	6,536	5,435
Amortization of intangibles	8,693	4,017	27,497	14,285
EBITDA (1)	(7,508)	(1,224)	7,014	5,724
EBITDA Margin (1)	(5.5)%	(1.0)%	1.3%	1.3%
Adjusted for:
Foreign exchange loss (gain)	96	(25)	159	(26)
Share-based compensation	2,951	937	8,112	4,454
Business acquisition, integration and reorganization costs	12,166	6,128	18,079	11,617
Impairment of property and equipment and right-of-use assets	2,758	—	2,758	—
Internal ERP systems implementation	—	232	—	840
Adjusted EBITDA (1)	10,463	6,048	36,122	22,609
Adjusted EBITDA Margin (1)	7.7%	5.0%	6.9%	5.2%

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
EBITDA amounted to a loss of $7.5 million for the three months ended March 31, 2023, representing an increase of $6.3 million, from a loss of $1.2 million for the three months ended March 31, 2022. EBITDA Margin was equal to (5.5)% for the three months ended March 31, 2023, compared to (1.0)% for the three months ended March 31, 2022.
Adjusted EBITDA amounted to $10.5 million for the three months ended March 31, 2023, representing an increase of $4.5 million, or 73.0%, from $6.0 million for the three months ended March 31, 2022. As explained above, increased gross margin and the contribution from the acquisition of Datum were partially offset by increased selling, general and administrative expenses. Adjusted EBITDA Margin was 7.7% for the three months ended March 31, 2023, compared to 5.0% for the three months ended March 31, 2022.
EBITDA amounted to $7.0 million for the twelve months ended March 31, 2023, representing an increase of $1.3 million, from $5.7 million for the twelve months ended March 31, 2022. EBITDA Margin was equal to 1.3% for the twelve months ended March 31, 2023, compared to 1.3% for the twelve months ended March 31, 2022.
Adjusted EBITDA amounted to $36.1 million for the twelve months ended March 31, 2023, representing an increase of $13.5 million, or 59.8%, from $22.6 million, which included the forgiveness of $5.9 million in PPP loans, for the twelve months ended March 31, 2022. As explained above, increased gross margin and the contributions from the acquisitions of Vitalyst and Datum were partially offset by increased selling, general and administrative expenses and decreased governmental wage subsidies, mainly the forgiveness of the PPP loans

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 26

recorded in the first quarter of last year. Adjusted EBITDA Margin was 6.9% for the twelve months ended March 31, 2023, compared to 5.2% for the twelve months ended March 31, 2022.
9. Bookings and Backlog
Bookings during the three months ended March 31, 2023 were $124.0 million, which translated into a book-to-bill ratio of 0.91 for the quarter. The book-to-bill ratio would be 1.06 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of last year were excluded.
For the twelve months ended March 31, 2023, bookings were $525.4 million, which translated into a book-to-bill ratio of 1.01. The book-to-bill ratio would be 1.15 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of last year were excluded.
Management believes information regarding bookings can provide useful trend insight to investors regarding changes in the volume of new business over time. However, contracts typically provide termination clauses at the option of the customer. Furthermore, modifications of the scope of work and demand-driven usage may occur. As such, the amount of the contract actually realized could materially differ from the initial bookings amount.
As at March 31, 2023, backlog represented approximately 16 months of trailing twelve-month revenues. The backlog includes revenue agreements for projects which may extend beyond twelve months.
Management believes that backlog information can provide useful trend insight to investors regarding changes in management’s best estimate of future revenue stemming from signed revenue agreements. However, contracts typically provide termination clauses at the option of the customer. Furthermore, modifications of the scope of work and demand-driven usage may occur. There can be no assurance that subsequent cancellations or scope adjustments will not occur, that the backlog will ultimately result in earnings, or when the related revenues and earnings from such backlog will be recognized. As such, the amount of the contract actually realized could materially differ from the amount included in backlog at a given date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 27

10. Liquidity and Capital Resources
10.1Consolidated Statements of Cash Flows
Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under its existing credit facility, secured loans and a subordinated unsecured loan, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows. The following table summarizes Alithya’s cash flow activities for the three and twelve months ended March 31, 2023 and 2022:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2023	2022	2023	2022
	$	$	$	$
Net cash from (used in) operating activities	4,431	(3,682)	28,882	1,850
Net cash used in investing activities	(326)	(17,336)	(13,728)	(18,938)
Net cash (used in) from financing activities	(5,633)	30,042	(11,326)	27,917
Effect of exchange rate changes	92	(48)	1,100	(77)
Net change in cash	(1,436)	8,976	4,928	10,752
Cash at the beginning of the period	24,019	8,679	17,655	6,903
Cash at the end of the period	22,583	17,655	22,583	17,655

10.2Cash Flows - Operating Activities
For the three months ended March 31, 2023, net cash from operating activities was $4.4 million, representing an increase of $8.1 million, from $3.7 million of cash used for the three months ended March 31, 2022. The cash flows for the three months ended March 31, 2023 resulted primarily from the net loss of $20.0 million, plus $28.0 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, contingent consideration, impairment of property and equipment and right-of-use assets, net financial expenses, and share-based compensation, partially offset by deferred taxes, and $3.6 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended March 31, 2022 resulted primarily from the net loss of $7.3 million, plus $6.1 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, net financial expenses, and share-based compensation, partially offset by deferred taxes and other items, and $2.5 million in unfavorable changes in non-cash working capital items.
Unfavorable changes in non-cash working capital items of $3.6 million during the three months ended March 31, 2023 consisted primarily of a $4.5 million increase in unbilled revenues, a $1.3 million increase in prepaids, a $0.5 million increase in tax credits receivable, and a $0.4 million decrease in deferred revenues, partially offset by a $2.8 million increase in accounts payable and accrued liabilities and a $0.5 million decrease in accounts receivable and other receivables. For the three months ended March 31, 2022, unfavorable changes in non-cash working capital items of $2.5 million consisted primarily of a $3.1 million increase in tax credits receivable, a $2.5 million decrease in deferred revenues, a $2.3 million increase in unbilled revenues, a $2.1 million increase in accounts receivable and other receivables, and a $2.1 million increase in prepaids, partially offset by a $9.6 million increase in accounts payable and accrued liabilities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 28

For the twelve months ended March 31, 2023, net cash from operating activities was $28.9 million, representing an increase of $27.0 million, or 1,461.2%, from $1.9 million for the twelve months ended March 31, 2022. The cash flows for the twelve months ended March 31, 2023 resulted primarily from the net loss of $30.1 million, plus $56.7 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, net financial expenses, contingent consideration, share-based compensation, impairment of property and equipment and right-of-use assets, and foreign exchange loss on repayment of long-term debt, partially offset by deferred taxes and unrealized foreign exchange gain, and $2.3 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the twelve months ended March 31, 2022 resulted primarily from the net loss of $15.5 million, plus $18.5 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization, net financial expenses, and share-based compensation, partially offset by the forgiveness of PPP loans and deferred taxes, and $1.1 million in unfavorable changes in non-cash working capital items.
Favorable changes in non-cash working capital items of $2.3 million during the twelve months ended March 31, 2023 consisted primarily of a $15.8 million decrease in accounts receivable and other receivables and a $0.1 million decrease in other assets, partially offset by a $6.2 million decrease in accounts payable and accrued liabilities, a $4.5 million increase in unbilled revenues, a $1.6 million increase in tax credits receivable, a $0.9 million increase in prepaids, and a $0.4 million decrease in deferred revenues. For the twelve months ended March 31, 2022, unfavorable changes in non-cash working capital items of $1.1 million consisted primarily of a $15.9 million increase in accounts receivable and other receivables, a $5.7 million increase in tax credits receivable, and a $0.8 million increase in prepaids, partially offset by a $17.7 million increase in accounts payable and accrued liabilities, a $2.1 million increase in deferred revenues, a $0.9 million decrease in unbilled revenues, and a $0.6 million decrease in income taxes receivable.
10.3Cash Flows - Investing Activities
For the three months ended March 31, 2023, net cash used in investing activities was $0.3 million, representing a decrease of $17.0 million, from $17.3 million for the three months ended March 31, 2022. The cash used in the three months ended March 31, 2023 resulted primarily from purchases of property and equipment and intangibles as part of the ordinary course of business. In comparison, the cash used in the three months ended March 31, 2022 resulted primarily from the Vitalyst Acquisition and purchases of property and equipment and intangibles as part of the ordinary course of business.
For the twelve months ended March 31, 2023, net cash used in investing activities was $13.7 million, representing a decrease of $5.2 million, from $18.9 million for the twelve months ended March 31, 2022. The cash used in the twelve months ended March 31, 2023 resulted primarily from the Datum Acquisition, net of the working capital adjustment, and purchases of property and equipment and intangibles as part of the ordinary course of business, partially offset by a decrease in restricted cash. In comparison, the cash used in the twelve months ended March 31, 2022 resulted primarily from the Vitalyst Acquisition and purchases of property and equipment as part of the ordinary course of business.
10.4     Cash Flows - Financing Activities
For the three months ended March 31, 2023, net cash used in financing activities was $5.6 million, representing an increase of $35.6 million, from $30.0 million of cash generated for the three months ended March 31, 2022. The cash flows for the three months ended March 31, 2023 resulted primarily from $30.9 million in long-term

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 29

debt repayments, $2.3 million in net financial expenses paid, and $0.9 million in repayments of lease liabilities, partially offset by $28.2 million in proceeds from long-term debt, net of related transaction costs, as described in section 10.6, and $0.3 million from the exercise of stock options. In comparison, the cash flows for the three months ended March 31, 2022 resulted primarily from $95.1 million in proceeds from long-term debt, net of related transaction costs, $24.7 million from the issuance of shares, net of share issue costs, and $0.3 million from the exercise of stock options, partially offset by $87.7 million in long-term debt repayments, $1.1 million in net financial expenses paid, $0.9 million in repayments of lease liabilities, and $0.4 million in shares purchased for cancellation.
For the twelve months ended March 31, 2023, net cash used in financing activities was $11.3 million, representing an increase of $39.2 million, from $27.9 million of cash generated for the twelve months ended March 31, 2022. The cash flows for the twelve months ended March 31, 2023 resulted primarily from $97.5 million in long-term debt repayments, $8.1 million in net financial expenses paid, $3.7 million in repayments of lease liabilities, and $1.0 million in shares purchased for cancellation, partially offset by $98.7 million in proceeds from long-term debt, net of related transaction costs, and $0.3 million from the exercise of stock options. In comparison, the cash flows for the twelve months ended March 31, 2022 resulted primarily from $156.8 million in proceeds from long-term debt, net of related transaction costs, $24.7 million from the issuance of shares, net of share issue costs, and $0.3 million from the exercise of stock options, partially offset by $146.5 million in long-term debt repayments, $3.5 million in net financial expenses paid, $2.7 million in repayments of lease liabilities, and $1.2 million in shares purchased for cancellation.
10.5Capital Resources
Alithya’s capital consists of cash, long-term debt and total equity. Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders’, creditors’ and other stakeholders’ confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet its financial obligations, to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, and to provide returns on investment to shareholders.
In managing its capital structure, Alithya monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash and, where applicable, bank borrowings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 30

10.6    Long-Term Debt and Net Debt
The following table summarizes the Group’s long-term debt:

As at	March 31,	March 31,
(in $ thousands)	2023	2022
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	82,512	66,631
Secured loans (b)	13,192	8,596
Subordinated unsecured loans (c)	20,000	17,500
Balance of purchase payable with a nominal value of $3,100,000, non-interest bearing (5.8% effective interest rate), paid in April 2022	—	3,100
Balance of purchase payable with a nominal value of $1,800,000, non-interest bearing (6.0% effective interest rate), paid in October 2022	—	1,748
Balance of purchase payable with a nominal value of $8,519,000 ($6,825,000 US), non-interest bearing (6.0% effective interest rate), paid in December 2022	—	8,178
Balance of purchase price payable with a nominal value of $12,641,000 (US$9,345,000), non-interest bearing (4.4% effective interest rate), payable in annual installments of $4,214,000 (US$3,115,000), maturing on July 1, 2025	11,993	—
Deferral of employment tax payments (March 31, 2022 - US$1,219,000)	—	1,521
Other	—	120
Unamortized transaction costs (net of accumulated amortization of $1,184,000 and $754,000)	(507)	(718)
	127,190	106,676
Current portion of long-term debt	12,808	19,316
	114,382	87,360

a) The Credit Facility is available to a maximum amount of $125,000,000 which can be increased under an accordion provision to $140,000,000, under certain conditions, and can be drawn in Canadian and the equivalent amount in U.S. dollars. It is available in prime rate advances, SOFR advances, bankers’ acceptances and letters of credit up to $2,500,000.
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.25% to 1.00%, or bankers’ acceptances or SOFR rates, plus an applicable margin ranging from 1.50% to 2.25%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios.
As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Group is required to maintain certain financial covenants which are measured on a quarterly basis. The Credit Facility matures on April 1, 2024 and is renewable for additional one-year periods at the lender’s discretion.
As at March 31, 2023, the amount outstanding under the Credit Facility includes $82,512,000 (March 31, 2022 - $48,377,000) payable in U.S. dollars (US$61,000,000; March 31, 2022 - US$38,755,000).
On October 27, 2022, the Group entered into an additional operating credit facility available to a maximum amount of $2,705,000 (US$2,000,000), bearing interest at U.S. prime rate plus 1.00%, with the same security and financial covenants as the Credit Facility. This operating credit facility can be terminated by the lender at any time. There was no amount outstanding under this additional operating credit facility as at March 31, 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 31

(b) The secured loans issued by Investissement Québec to finance the Group’s refundable tax credits have the following terms and conditions:

As at			March 31,	March 31,
(in $ thousands)			2023	2022
			$	$
Year of related Refundable Tax Credit	Repayable on the earlier of the date of receipt of the refundable tax credits receivable and	Bearing interest at
2021	March 31, 2023	Prime rate + 1,00%	—	4,670
2022	March 31, 2024	Prime rate + 1,00%	8,719	3,926
2023	March 31, 2025	Prime rate + 1,25%	4,473	—
			13,192	8,596

The maximum amount that can be financed for the 2022 and 2023 refundable tax credits is the lesser of 90% of the eligible refundable tax credits and $8,776,000 for 2022 and $10,670,000 for 2023. The loans are secured by a first ranking hypothec on the universality of the Group’s financed refundable tax credits receivable and a subordinated ranking hypothec on accounts receivable and other receivables.
(c) The subordinated unsecured loans are with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2025. The first $10,000,000 bears fixed interest rates ranging between 6.00% and 7.25% and the additional $10,000,000 bears interest ranging between 7.10% and 8.35%, determined and payable quarterly, based on threshold limits for certain financial ratios. Under the terms of the loans, the Group is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(c) The Group was in compliance with all of its financial covenants as at March 31, 2023 and 2022.
Total long-term debt as at March 31, 2023 increased by $20.5 million, to $127.2 million, from $106.7 million as at March 31, 2022, due primarily to an increase of $15.9 million in drawings under the Credit Facility in order to fund the Datum Acquisition and to fund operations, the addition of a $12.0 million balance of purchase price payable as part of the Datum Acquisition, an increase of $2.5 million in the subordinated unsecured loan, an increase of $4.6 million in the secured loans, and a general increase due to the foreign exchange rate impact on long-term debt denominated in U.S. dollars, partially offset by payments of $13.0 million in balances of sale related to previous acquisitions and $1.5 million in deferred employment taxes. The increase in total long-term debt resulted in a $4.9 million increase in cash as at March 31, 2023 compared to March 31, 2022.
As at March 31, 2023, cash amounted to $22.6 million and $82.5 million was drawn under the Credit Facility and classified as long-term debt. In comparison, as at March 31, 2022, cash amounted to $17.7 million, restricted cash held in trust as required by contractual obligations arising from business acquisitions was $3.3 million, and $66.6 million was drawn under the Credit Facility and classified as long-term debt.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 32

The following table reconciles long-term debt to Net Debt(1):

As at	March 31,	March 31,
(in $ thousands)	2023	2022
	$	$
Current portion of long-term debt	12,808	19,316
Non-current portion of long-term debt	114,382	87,360
Total long-term debt	127,190	106,676
Less:
Cash	22,583	17,655
Restricted cash	—	3,254
	22,583	20,909
Net Debt	104,607	85,767

1 Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
During the twelve months ended March 31, 2023, Alithya's Net Debt increased primarily as a result of the increased borrowing under the Credit Facility, as explained above, and the decrease in restricted cash, partially offset by the increase in cash.
10.7    Contractual Obligations
The following table summarizes the carrying amounts and the contractual maturities of both the interest and principal portions of significant financial liabilities and contracted expenditures for operating commitments:

As at	March 31, 2023
(in $ thousands)	Carrying amount	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	$	$	$	$	$	$
Trade payable	53,145	53,145	53,145	—	—	—
Contingent consideration	9,157	9,565	—	8,826	739	—
Credit Facility	82,512	88,436	5,924	82,512	—	—
Secured loans	13,192	14,226	9,398	4,828	—	—
Subordinated unsecured loans	20,000	23,275	1,310	1,310	20,655	—
Balance of purchase price payable	11,993	12,642	4,214	4,214	4,214	—
Lease liabilities	18,516	20,499	4,545	5,219	7,197	3,538
Operating commitments	—	19,316	9,176	3,299	6,841	—
	208,515	241,104	87,712	110,208	39,646	3,538

10.8Off-Balance Sheet Arrangements
Alithya uses off-balance sheet financing for operating commitments for technology licenses and infrastructure, as disclosed in the section above titled "Contractual Obligations". Other than as disclosed in the section above and Note 14 of the consolidated financial statements, there have been no material changes with respect to off-balance sheet arrangements since March 31, 2022 outside of Alithya’s ordinary course of business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 33

11. Share Capital
In the context of the discussion on share capital, Alithya Group inc. will be referred to as the “Company”. The details of Alithya's share capital are fully described in Note 12 of Alithya's annual audited consolidated financial statements.
11.1Normal Course Issuer Bid
On September 14, 2021, the Company’s Board of Directors authorized and subsequently the TSX approved the implementation of a NCIB. Under the NCIB, the Company was allowed to purchase for cancellation up to 5,462,572 Subordinate Voting Shares, representing 10% of the Company’s public float as of the close of markets on September 8, 2021.
The NCIB plan authorized the Company to make purchases for cancellation during the period between September 20, 2021 and the earlier of September 19, 2022 and the date on which the Company would have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or would otherwise have decided not to make any further purchases.
On September 14, 2022, the Company’s Board of Directors authorized and subsequently the TSX approved the renewal of its NCIB. Under the NCIB, the Company is allowed to purchase for cancellation up to 2,491,128 Subordinate Voting Shares, representing 5% of the Company’s public float as of the close of markets on September 8, 2022.
The NCIB plan commenced on September 20, 2022 and will end on the earlier of September 19, 2023 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise decide not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition.
In connection with the NCIB, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker. The ASPP allows for the designated broker, to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
12. Related Parties
Ultimate controlling party
As at March 31, 2023, the holders of Multiple Voting Shares, directly or indirectly, collectively owned or exercised control over Subordinate Voting Shares and Multiple Voting Shares representing approximately 45.84% of the total voting rights of Alithya. The holders entered into a voting agreement on November 1, 2018, pursuant to which they agreed to, among other things, vote all of the Subordinate Voting Shares and Multiple Voting Shares under their control in accordance with decisions made by a majority of them, subject to certain exceptions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 34

Transactions with directors and key management personnel
Key management includes members of the Group’s Executive Committee. Certain key management of Alithya participate in the share purchase plan and the stock options plan. The compensation paid or payable to directors and to key management for services is shown below:

Year ended	March 31,	March 31,
(in $ thousands)	2023	2022
	$	$
Director compensation, and key management salaries and benefits*	4,101	4,312
Share-based compensation	3,081	1,325
Termination benefits	—	317
	7,182	5,954

a) Salaries and benefits include short-term incentive compensation.
In addition to the above amounts, the Group is committed to pay incremental benefits to certain members of key management up to $6,624,000 (2022 - $5,122,000) in the event of change of control and/or termination without cause.
Operating transactions with key management personnel
In the normal course of operations, the Group incurred the following transactions with an entity controlled by a director. The transactions have been recorded at the contractual amount of the consideration established, which represents market rates, as agreed by the related parties. As at March 31, 2023, the entity was no longer a related party as its controlling shareholder ceased to be a director of the Group on September 14, 2022.

Year ended	March 31,	March 31,
(in $ thousands)	2023	2022
	$	$
Revenues*	6,811	21,100

* Under a ten-year commercial agreement, ending in April 2031, an entity controlled by a director has committed to minimum annual gross margin, resulting from the procurement of consulting services, with annual surpluses and/or deficiencies thereof eligible to certain carryover provisions. Should the minimum contracted amounts not be met, the entity will make compensating payments based on a formula as defined in the commercial agreement. The commercial agreement may be extended to April 2034, however the minimum annual gross margin requirements will not be applicable to the extension period.
As at March 31, 2023, trade accounts receivable in the amount of nil (March 31, 2022 - $4,287,000) were receivable from an entity controlled by a director that ceased to be a director of the Group on September 14, 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 35

13. Selected Annual Information

	For the years ended March 31,
(in $ thousands)	2023	2022	2021
	$	$	$
Revenues	522,701	437,885	287,643
Net loss	(30,097)	(15,548)	(17,338)
Basic and diluted loss per share	(0.32)	(0.18)	(0.30)
Total assets	464,101	447,721	243,261
Non-current long-term debt and lease liabilities	129,025	105,113	33,353

Revenues increased from March 31, 2022 to March 31, 2023 primarily due to the acquisitions of Vitalyst, which provided an additional ten months of revenues in fiscal 2023 compared to the prior year, and Datum, as well as organic growth in all areas and the positive impact of foreign exchange variations between the periods. Revenue growth from March 31, 2021 to March 31, 2022 was primarily due to the acquisitions of R3D and Vitalyst, as well as organic growth in all areas, partially offset by the negative impact of foreign exchange variations between the periods.
Net loss and basic and diluted loss per share increased from March 31, 2022 to March 31, 2023 primarily due to increased selling, general and administrative expenses, including decreased governmental wage subsidies, increased business acquisition, integration and reorganization costs, including the potential earn-out consideration related to the Datum Acquisition, increased depreciation and amortization, and increased net financial expenses, partially offset by increased gross margin and increased income tax recovery. Net loss and basic and diluted loss per share decreased from March 31, 2021 to March 31, 2022 primarily due to the increased gross margin, partially offset by increased selling, general and administrative expenses, increased business acquisition, integration and reorganization costs related to the acquisitions of R3D and Vitalyst, and decreased income tax recovery.
The increase in total assets from March 31, 2022 to March 31, 2023 was due primarily to the acquisition of Datum, which resulted in the recognition of intangible assets and goodwill, partially offset by the amortization of intangible assets that occurred during the year ended March 31, 2023. The increase in total assets from March 31, 2021 to March 31, 2022 was due primarily to the acquisitions of R3D and Vitalyst, which resulted in increased trade accounts receivable and unbilled revenues and the recognition of intangible assets and goodwill.
Non-current long-term debt and lease liabilities increased from March 31, 2022 to March 31, 2023 primarily due to the increase in long-term debt, as described in section 10.6. Non-current long-term debt and lease liabilities increased from March 31, 2021 to March 31, 2022 primarily due to the increase in long-term debt, in order to fund the Vitalyst Acquisition, and lease liabilities recognized on the acquisitions of R3D and Vitalyst.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 36

14. Eight Quarter Summary

	For the three months ended
(in $ thousands, except for per share data)	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2021	2021	2021	2022	2022	2022	2022	2023
Revenues	102,921	105,277	109,713	119,974	126,764	128,933	130,780	136,224
Cost of revenues	74,581	76,804	81,456	88,891	92,700	91,173	91,562	95,492
Gross margin	28,340	28,473	28,257	31,083	34,064	37,760	39,218	40,732
	27.5%	27.0%	25.8%	25.9%	26.9%	29.3%	30.0%	29.9%
Operating expenses
Selling, general and administrative expenses	22,747	24,885	25,002	26,204	28,927	30,421	31,196	35,978
Business acquisition, integration and reorganization costs	3,943	689	857	6,128	1,882	2,741	1,290	12,166
Depreciation	1,553	1,247	1,400	1,235	1,579	1,602	1,634	1,721
Amortization of intangibles	3,380	3,450	3,438	4,017	4,699	6,708	7,397	8,693
Foreign exchange loss (gain)	68	(42)	(27)	(25)	(164)	64	163	96
	31,691	30,229	30,670	37,559	36,923	41,536	41,680	58,654
Operating loss	(3,351)	(1,756)	(2,413)	(6,476)	(2,859)	(3,776)	(2,462)	(17,922)
Net financial expenses	949	1,075	1,203	1,352	1,793	2,301	2,664	2,577
Loss before income taxes	(4,300)	(2,831)	(3,616)	(7,828)	(4,652)	(6,077)	(5,126)	(20,499)
Income tax recovery	(2,268)	(54)	(130)	(575)	(488)	(5,642)	379	(506)
Net loss	(2,032)	(2,777)	(3,486)	(7,253)	(4,164)	(435)	(5,505)	(19,993)
Basic and diluted loss per share	(0.02)	(0.03)	(0.04)	(0.08)	(0.04)	—	(0.06)	(0.21)

Quarterly variances in Alithya's results are due primarily to the timing of acquisitions. Quarterly variations can also be attributed to seasonality. The revenues generated by Alithya's consultants are impacted by the number of working days in a particular quarter, which can vary as a result of vacations and other paid time off and statutory holidays. Similarly, customer information technology investment cycles are also affected by the seasonality of their own operations.
Over the eight-quarter period, revenues have increased mainly due to business acquisitions, and organic growth in most areas of the Company’s business. Fluctuations in gross margin over the previous eight quarters can be attributed to a steady migration towards higher value-added services and the acquisitions of Vitalyst and Datum on January 31, 2022 and July 1, 2022, respectively, offset by the negative impacts of the COVID-19 pandemic, net of government subsidies received, and the April 1, 2021 acquisition of R3D, whose revenues historically show a higher proportion from billable subcontractors. Selling, general and administrative expenses have increased mainly from business acquisitions, net of synergies, and additional costs associated with carrying out the strategic business plan and increased recruiting in order to grow revenues. As a percentage of consolidated revenues, total selling, general and administrative expenses have increased moderately as certain business activities return to pre-Covid-19 levels and due to the higher historical selling, general and administrative expense percentage of Vitalyst. Other expenses, such as business acquisition, integration and reorganization costs, depreciation, amortization of intangibles, and income tax recovery, have also varied as a result of business acquisitions and the subsequent integration activities and requirements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 37

15. Critical Accounting Estimates
The preparation of Alithya’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected. Alithya's significant accounting policies are fully described in Note 2 of Alithya's annual audited consolidated financial statements.
The following are critical judgements that management has made in applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:
Determination of cash generating units – The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Group manages and monitors its operations, the nature of each CGU’s operations, and the major customer markets they serve. As such, the Group has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be: Canada, France, EPM, ERP and Data Solutions.
Determination of the aggregation of operating segments – The Group uses judgment in the aggregation of operating segments for financial reporting and disclosure purposes. The Group has examined its activities and has determined that it has three reportable segments based on geography: Canada, U.S. and International.
Grants, loans and tax credits – The Group is eligible for government assistance programs, in different jurisdictions, which are recorded as a reduction in the cost of the related item when there is reasonable assurance that the assistance will be received and that the Group will comply with all relevant conditions. The Group interprets the regulations related to these programs, determines if the operations of the Group qualify and identifies and quantifies eligible expenses. These claims are subject to examination and audit by local authorities, who may disagree with interpretations made by the Group. These interpretations are used to determine the amounts to be received or forgiven under the programs and are subject to examinations and audits which could reach conclusions that are materially different from amounts recorded by the Group.
The following are assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments within the next year:
Revenue recognition of fixed-fee arrangements – The Group recognizes revenues from fixed-fee arrangements which can extend over more than one reporting period. Revenue from these fixed-fee arrangements is recognized over time based on a measure of progress using generally the Group’s best estimate of the total expected labour costs or total expected labour hours, and the related risks associated with completing the projects. In addition, the determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors, including the cost of materials and labour, as well as potential claims from customers. As risks and uncertainties are different for each project, the sources of variations between anticipated costs and actual costs incurred will also vary by project. The determination of estimates is based on the Group's business practices as well as its historical experience, and is tightly linked to detailed project

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 38

management processes and controls. The information provided by the project managers combined with a knowledgeable assessment of technical complexities and risks are used in estimating the percentage complete.
Impairment of long-lived assets – The Group’s impairment test for goodwill is based on internal estimates of either the value-in-use calculations using valuation models such as the discounted cash flow model or the fair value less costs of disposal calculations using valuation models such as a multiple applied to Adjusted EBITDA. Key assumptions on which the Group has based its determination of the individual CGUs’ value-in-use include discounted future expected net operating cash flows, estimated long-term growth rates of net operating cash flows and pre-tax value weighted average cost of capital (“WACC”). Key assumptions used in the fair value less cost of disposal calculations include estimated revenues and EBITDA margin in determining forecasted Adjusted EBITDA, as well as the multiple applied to forecasted Adjusted EBITDA. Changes in these estimates can have a material impact on the recoverable amount calculations and ultimately the amount of any goodwill impairment recognized.
Business combinations – The Group accounts for business combinations using the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. The Group develops the fair value by using appropriate valuation techniques which are generally based on discounted future expected cash flows. These evaluations are linked closely to the assumptions made by the Group and can consist of the future performance of the related assets, the discount rate and the attrition rate. Contingent consideration is measured at fair value using a discounted cash flow model.
16. Change in Accounting Policy
IAS 7 Statement of Cash Flows
IAS 7 prescribes that interest paid is to be classified as operating cash flows (the Group’s previous classification), or alternatively, interest paid may be classified as financing cash flows. As at October 1, 2022, as a result of recent business acquisitions financed through its senior revolving credit facility and balance of purchase price payable, the Group changed its cash flow presentation to present interest paid as financing cash flows instead of operating cash flows. This presentation provides more relevant information regarding the cash flows of the Group.
This change in accounting policy has been applied retrospectively. Changes to the comparative amounts in the Group’s consolidated statements of cash flows are as follows:

	For the three months ended March 31, 2022			For the year ended March 31, 2022
(in $ thousands)	As previously reported	Adjustment	Restated amount	As previously reported	Adjustment	Restated amount
	$	$	$	$	$	$
Net cash (used in) from operating activities	(4,780)	1,097	(3,683)	(1,629)	3,479	1,850
Net cash from (used in) financing activities	31,140	(1,097)	30,043	31,396	(3,479)	27,917

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 39

17. Accounting Standard Amendments Effective for the Year Ending March 31, 2023
The following amendment to existing standards was adopted by the Group on April 1, 2022 and had no significant impact on the Group’s consolidated financial statements.
Onerous Contracts, Cost of Fulfilling a Contract
In May 2020, the IASB issued Onerous Contracts - Cost of Fulfilling a Contract, which includes amendments to IAS 37. The amendments specify which costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The full cost approach considers that the 'cost of fulfilling' a contract comprises the 'costs that relate directly to the contract'. Costs that relate directly to a contract include incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts.
18. New Standards and Interpretations Issued but Not Yet Effective
At the date of authorization of the consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Group. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Group’s consolidated financial statements, are detailed as follows:
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. After reconsidering certain aspects of the 2020 amendments, the IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Additional disclosure will be required to help users understand the risk that those liabilities could become repayable within 12 months after the reporting date. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. The amendments to IAS 1 apply retrospectively and are effective for annual periods beginning on or after January 1, 2024, with earlier application permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 40

Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 - Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:
•Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
•Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.
The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
Amendments to IAS 8, Definition of Accounting Estimates
In February 2021, the IASB amended IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
Amendments to IAS 12 - Income Taxes
On May 7, 2021, the IASB issued amendments to IAS 12 - Income Taxes to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will be required to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The amendments apply for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. Management is currently evaluating the impact of this standard on its consolidated financial statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 41

19. Risks and Uncertainties
19.1Risks Related to the Market
19.1.1Economic risks and political uncertainty
Alithya’s results of operations are affected by the level of business activity of its customers, which in turn is affected by the level of economic activity in the industries and markets that they serve as well as political uncertainty, including armed conflict, labor or social unrest, rising inflation, recession, climate change, and diseases or health emergencies. Economic conditions and political uncertainty could cause some customers to reduce or defer their expenditures for digital technology consulting services and a significant prolonged decline in the level of business activity of Alithya’s customers could have a material adverse effect on its revenues and profit margin. Alithya has implemented and will continue to implement cost-savings initiatives to manage its expenses as a percentage of revenues, but there is no assurance that such initiatives would be successful.
With the current high levels of inflation, Alithya may become subject to significant cost pressures, which may result in market volatility. Governments of countries, states or provinces where Alithya has direct or indirect business activities may adopt initiatives to combat inflation, such as raising interest rate, thus increasing the Company’s cost of borrowing and decreasing the liquidity of capital markets. High levels of inflation may also lead to increased costs of labor and the Company’s employee compensation expenses. If Alithya’s costs were to become subject to significant inflationary pressures, there is no assurance that Alithya would be able to fully offset such higher costs through price increases, which could have a material adverse effect on its business financial condition or results of operations.
Also, although the Company has no operations in the Ukraine, the current armed conflict in the Ukraine could affect its customers and therefore indirectly affect Alithya. Similarly, as the Company continues to expand its operations in North America and internationally, in particular through acquisitions, the level of economic activity in such other jurisdictions, in which it may expand and develop more business with time, and the political uncertainty that could affect such jurisdictions could have a more significant footprint on Alithya’s operations and business, financial condition and results of operations.
Additionally, the potential impacts of climate change are unpredictable and natural disasters, sea-level rise, floods, droughts or other weather-related events present additional risks, as they could disrupt Alithya’s internal operations or its client’s operations, impact our professional’s health and safety and increase insurance and other operating costs. Climate risks can arise from physical risks (risks related to the physical effects of climate change), transition risks (risks related to regulatory, legal, technological and market changes from a transition to a low-carbon economy), as well as reputational risks related to the Company’s management of climate-related issue and our level of disclosure related to such matters. Such risks could affect the Company or affect the financial viability of its customers, leading to a reduction of demand and loss of business from such customers and each of these risks could negatively impact Alithya’s business, results of operation and financial condition.
19.1.2Pandemics
A pandemic, such as the COVID-19 pandemic, can create significant volatility and uncertainty and disrupt the industries and markets in which Alithya operates and poses the risk that our professionals, customers, subcontractors and business partners may be prevented from, or restricted in, conducting business activities as

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 42

per pact practice or as expected for an indefinite period, including due to the virus itself or as a result of emergency measures and restrictions that may be recommended or imposed by governmental authorities to combat any such pandemic. Such governmental emergency measures may include travel bans and restrictions, border closures, self-imposed quarantine or isolation periods, mandated business closures, vaccine mandates or passports, social distancing, testing requirements, stay-at-home and work-from-home policies, curfews, social distancing measures and the temporary closure of non-essential businesses, all of which may cause material disruptions and significant pressure on businesses in general and have an adversely impact Alithya’s business and results of operations.
While most of the restrictions adopted by governments and businesses to combat the COVID-19 pandemic have now been lifted, the COVID-19 pandemic still raises uncertainties and there is no assurance that there will be no resurgences of a new strain of COVID-19 or outbreak of another virus. The resurgence of the COVID-19 pandemic or the emergence of a new pandemic could result in: (i) reduced customer demand for Alithya’s services and solutions; (ii) customer pressure on pricing and payment terms; (iii) difficulty in invoice collection; (iv) demands from customers to change or terminate existing contracts or work orders; (v) the non-renewal of expiring customer contracts; (vi) reduction in budgets for government programs that may be used by Alithya to support its research and growth; (vii) delays and disruptions in services from Alithya’s third party service providers; and (viii) devotion of substantial amount of management time and resources and increased operating costs to mitigate the impact of the pandemic. Also, while Alithya may experience an increase in demand for digital technologies and services in certain industry segments during a pandemic, which could ultimately benefit Alithya, there is no assurance that Alithya would experience such a demand or that, if it does, it would be able to respond to such demand while observing government recommendations.
As a result of the COVID-19 pandemic, the Company adopted a hybrid work program. While this new reality provides professionals the benefit from both remote and on-premises working environments, it exposes the Company to increased risks of cybersecurity incidents, which if materialized could affect Alithya’s business, financial condition and results of operations. Also, with the COVID-19 pandemic, to ensure business continuity and retain existing highly trained and experienced technical consultants on which Alithya’s success depends in large part, certain subsidiaries of the Company benefited from governmental financial assistance programs in Canada, the U.S. and France, including PPP loans in the U.S. for which the Company received forgiveness. While Alithya successfully benefitted from such fundings and loans, should a pandemic arise and the global economy be affected, there is no assurance that governments would put in place similar programs nor that the Company would qualify and be able to successfully benefit from them. Although Alithya has a business continuity plan, there is no assurance that the implementation of such business continuity plan would be successful. The COVID-19 pandemic has shown us that no one can predict the duration or scope of a pandemic or emergence or resurgence of a pandemic and, although some impacts may materialize themselves, it remains challenging for the Company to accurately estimate or quantify the severity of a pandemic and the full scope and magnitude of its impacts and consequences on the Company, its business, financial condition and prospects.
19.2Risks Related to Alithya's Industry
19.2.1Competition in the digital technology consulting services market
Competition in the digital technology consulting services market is intense and Alithya may lose projects to, or face pricing pressure from, its competitors or prospective customers’ internal IT departments. In many cases,

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 43

Alithya competes for specialty digital technology consulting services work with in-house technical staff, and other international digital technology consulting firms. In addition, there are many small, boutique digital technology consulting firms that have developed services similar to those offered by Alithya. Alithya believes that competition will continue to be strong and may increase in the future, especially if Alithya’s competitors continue to reduce their price for digital technology consulting services. Any pricing pressure could have a material adverse impact on Alithya’s revenues and margins and limit its ability to provide competitive services.
Alithya’s target market is rapidly evolving and is subject to continuous technological change. While Alithya strives to remain competitive, Alithya’s competitors may be better positioned to address technological changes or may react more favorably to these changes, which could have a material adverse effect on Alithya’s business. Alithya competes on the basis of a number of factors, many of which may be beyond its control. Existing or future competitors may develop or offer digital technology consulting services that provide significant technological, creative, performance, price or other advantages over the services Alithya offers.
Some of Alithya’s competitors have longer operating histories and benefit from significantly greater financial, technical, marketing and managerial resources than Alithya. There are relatively low barriers to entry in the digital technology consulting services market. Alithya currently has no patented technology that would preclude or inhibit competitors from entering its digital technology consulting services market. Therefore, Alithya must rely on the skill of its personnel and the quality of its customer service. In addition, as the costs to start a digital technology consulting services firm are relatively low and the general use of professionals located internationally at lower costs continues to increase, Alithya expects that it will continue to face additional competition from new entrants into the market in the future, international providers and larger integrators and that it is subject to the risk that its employees may leave and start competing businesses. Any one or more of these factors could have a material adverse impact on Alithya’s business, financial condition and results of operations.
19.2.2Reliance on highly-trained and experienced personnel
Alithya’s success depends in large part on its ability to attract new qualified employees and retain existing highly-trained and experienced technical consultants, project management consultants, business analysts and sales and marketing professionals of various experience levels. The markets that Alithya serves are highly competitive and competition for skilled employees in the digital technology consulting industry is intense. The demand for qualified employees and inflation continues to be high, resulting in upward pressure on remuneration. While Alithya’s management believes its measures to attract and retain qualified employees are competitive, if such measures prove to be insufficient and Alithya fails to retain its existing employees and attract new employees, Alithya may be unable to complete existing projects or bid on new projects, which could adversely affect its revenues. Even if Alithya is able to grow and expand its employee base, the resources required to attract new employees and retain existing employees may adversely affect its operating margins.
19.2.3Failure to enhance existing services and solutions and to develop new services and solutions
The markets for technology, digital and outsourcing services are characterized by rapid technological change, evolving industry standards, changing customer preferences and new services and solutions introductions. Alithya’s future success depends on its ability to develop digital and other services and solutions that keep pace with changes in the markets in which it operates. Although Alithya strives at developing digital and other new services and solutions addressing evolving technologies and client needs, there is no assurance that it will be

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the year ended March 31, 2023	| 44

successful in developing any such services and solutions, that it will be able to do it in a timely or cost-effective manner or that any such services and solutions it develops will be successful once offered in the marketplace. Alithya’s failure to address the demands of the rapidly evolving technological environment could have a material adverse effect on its ability to retain and attract customers and on its competitive position, which could in turn have a material adverse effect on its business, financial condition and results of operations.
19.2.4Intellectual property rights
Our success depends in part on our ability to protect our proprietary methodologies, processes, know-how, techniques, tools and other intellectual property that we use to provide our services. Alithya actively protects its intellectual rights and maintains relevant intellectual property protection measures, which include the registration, and application for the registration of, relevant intellectual property rights, including trademarks and domain names. Alithya also holds licenses in a number of trademarks, copyrights, and other intellectual property rights relating to its solutions and services, which vary in duration. Existing trade secret and copyright laws, however, only afford Alithya limited protection. Third parties may directly or indirectly attempt to disclose, obtain or use Alithya’s solutions or technologies. Others may also independently develop and obtain patents or copyrights for technologies that are similar or superior to Alithya’s technologies and, should that happen, there is no assurance that Alithya’s intellectual property protection measures would be sufficient to allow it to take action against such third parties, nor be successful in any litigation undertaken to protect its intellectual property rights. If Alithya is unsuccessful in any intellectual property litigation, it may be forced to do one or more of the following: (i) cease selling or using technology that incorporates the challenged intellectual property; (ii) obtain a license, which may not be available on reasonable terms or at all, to use the relevant technology; (iii) rebrand Alithya’s services and solutions, which could result in a loss of brand recognition and require Alithya to devote additional resources to, among others, create, roll-out, advertise and market its new brands; (iv) configure services to avoid infringement; and (v) refund license fees or other payments that were previously received.
As Alithya develops software applications for specific customer engagements, issues relating to the ownership of, and the rights to use of, software applications and frameworks could arise. Alithya relies on a combination of copyright, trademark, unfair competition and trade secret laws, as well as intellectual property assignment and confidentiality agreements and other methods to protect Alithya’s intellectual property rights. Protection of intellectual property rights and confidentiality in some countries in which Alithya operates may not be as effective as in Canada, the U.S. or other countries with more developed intellectual property protection rights. Also, Alithya may have to pay economic damages in the event of lost disputes or to prevent litigation relating to intellectual property rights, which could adversely affect its results of operations and financial condition. Furthermore, there is no assurance that competitors will not infringe Alithya’s intellectual property rights, or that Alithya will have the necessary resources to enforce its intellectual property rights. If Alithya attempts to enforce its intellectual property rights through litigation, there is no assurance that Alithya would be successful and such legal proceedings could result in substantial costs and diversion of resources and management attention.
Our solutions may also incorporate and be dependent to a certain extent on the use and development of open source code. Such open source code is generally licensed by its authors or other third parties under open source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open source licenses, we may be subject to certain conditions, including requirements that we offer our proprietary software that incorporates the open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source code and that we license such modifications or derivative works under the terms of the particular open source license. If an author or other

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third party that uses or distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations, to pay significant damage awards and to dispose of our solutions that contained or are dependent upon the open source code which could disrupt the distribution and sale of some of our solutions. Litigation, if any, could be onerous, have a negative effect on our financial condition and results or operation or require us to devote additional research and development resources to implement any required changes to our solutions. Any requirement to disclose our proprietary source code, termination of open source license rights or payments of damages for breach of contract could have a material adverse effect on our business, financial condition and results of operations, and could help our competitors develop products and services that are similar to or better than ours. Although we believe that we comply with our obligations under the licenses for open source code that we use, it is possible that we may not be aware of all instances where open source code has been incorporated into our solutions or used in connection with our solutions.
19.2.5Infringing on the intellectual property rights of others
When developing solutions and providing services for its customers, Alithya utilizes its own, and may also enter into licensing agreements with third parties for the right to use patents, trademarks, copyrights, trade secrets and other intellectual property rights. Alithya may also develop intellectual property rights on its own or together with its customers when developing solutions and providing services for such customers. Although Alithya uses reasonable efforts to ensure that no intellectual property rights of others are infringed, third parties or even Alithya’s customers may assert claims against Alithya. In addition, certain agreements to which Alithya is a party may contain indemnity clauses pursuant to which Alithya would be required to indemnify its customers against liability and damages arising from third-party claims of intellectual property right infringement as part of its service contracts with its customers and, in some instances, the amount of these indemnity claims could exceed the revenues Alithya generates under the contracts or the coverage provided by Alithya’s insurance policies.
Intellectual property claims or litigation against Alithya could incur substantial costs, divert management’s attention, harm Alithya’s reputation, require Alithya to enter into additional licensing arrangements or even restrict Alithya from providing its services and solutions as it has in the past or as it intended to. Any limitation on Alithya’s ability to offer or use solutions or services that utilize intellectual property rights that are the subject of a claim could cause Alithya to lose revenues or incur additional expenses to modify its solutions and services for future projects.
19.2.6Government sponsored programs
Alithya benefits from government sponsored programs designed to support research and development, labor and economic growth. Government programs reflect government policies and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to Alithya in the future, or that such programs will not be reduced, amended or eliminated. Any future government program reduction, elimination or other amendment to the government sponsored programs from which Alithya benefits could increase operating or capital expenditures incurred by Alithya and have a material adverse effect on its net earnings or cash flow.

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19.2.7Regulatory, ethical and ESG risks
Alithya’s global operations require compliance with laws and regulations in several jurisdictions on many matters of increasing levels of complexity, including anti-corruption, intellectual property, trade restrictions, immigration, taxation, antitrust, data privacy, labor relations, environment and securities. Complying with these diverse requirements is a challenge and consumes significant resources, especially as it relates to the laws of jurisdictions other than Canada and the U.S. Laws and regulations frequently change and some may also impose conflicting requirements as well as restrictions on the movement of cash, currency fluctuation and other assets and on the repatriation of Alithya’s net earnings.
Our professionals, officers, directors and subcontractors are expected to comply with applicable laws, regulations and ethical standards and Alithya has put in place measures and controls to ensure compliance therewith, including through the adoption a Code of Business Conduct that sets out uniform foundations for the way such persons are expected to conduct themselves. Despite Alithya’s best efforts, there is, however, no assurance that such measures and controls will be sufficient to prevent violations and failure to do so could expose Alithya to significant penalties, harm its reputation or even disqualify it from bidding on contracts. This risk also increases as we continue to expand our business internationally.
Furthermore, over the past few years, stakeholders have started to voice their expectations with respect to environmental, social and governance (“ESG”) matters and certain customers may have criteria to observe when selecting a service provider. The ESG initiatives that we choose to implement, and our ability to achieve and report on such initiatives, could therefore have an impact on our growth and results of operations. Failure to effectively manage and sufficiently and accurately report on ESG matters could also lead to legal and regulatory consequences for the Company.
19.2.8     Foreign private issuer pursuant to U.S. securities laws and rules
Alithya is a “foreign private issuer” as such term is defined in Rule 405 under the Securities Act of 1933, as amended and, as a result, is not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is exempt from certain rules and regulations under the U.S. securities laws related to the furnishing and content of proxy statements and, as such, its reporting obligations are, in certain respects, less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, despite the fact that we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Accordingly, these exemptions and regulatory reliefs may reduce the frequency and scope of information that the Company, its officers, directors and principal shareholders disclose relative to the information generally provided by U.S. domestic companies.
19.2.9     Enforcement of civil liabilities under U.S. securities laws and rules
Although we do business in the U.S., the Company is governed by the Business Corporations Act (Quebec), our headquarters are located in Canada, the majority of our directors and officers are based principally in Canada, and a substantial portion of our assets are located outside of the United States. It may therefore be difficult for investors who reside in the U.S. to effect service of process in the U.S., or to enforce court judgments

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predicated upon the civil liability provisions of the U.S. federal securities laws against Alithya or any such persons. There is also substantial doubt regarding whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws. Canadian courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or such persons on the grounds that Canada is not the most appropriate forum in which to bring such a claim. Even if a Canadian court agrees to hear a claim, it may determine that Canadian law and not U.S. law is applicable to the claim.
19.3Risks Related to Alithya's Business
19.3.1Changes in the nature of revenues
Alithya generates revenues principally through the provision of consulting services in the areas of digital technology. These services are provided under arrangements with varying pricing mechanisms. Alithya's revenues-generating customer contracts generally fall into one of the following three categories: (i) time and materials arrangements, which includes service-based arrangements (typically support), (ii) fixed-fee arrangements, and (iii) subscription, software and other revenues. Alithya also sometimes enters into arrangements with multiple performance obligations as well as payrolling service to certain customers through which contractor candidates recruited and selected by customers are hired by Alithya and then assigned to client projects. Any change in the mix of Alithya's arrangements with its customers could have an impact upon its periodic operating performance, including gross margin.
19.3.2Customer concentration
Alithya derives a significant portion of its revenues from certain major customers and expects this to continue in the foreseeable future. The increased breadth of Alithya’s services and solutions offerings has also resulted and may continue to result in larger and more complex projects and contracts with these major customers. Retaining these customers requires Alithya to foster close relationships with them and achieve a thorough understanding of their operations and needs in order to continue to provide high-quality services. Such major customers may not be easily replaced, and Alithya’s ability to maintain such relationships depends on a number of factors, including the proficiency of its professionals and its management personnel. There can be no assurance that each such customer will continue to be satisfied with Alithya’s services and utilize Alithya on the same terms, or at all, in the future. Failure to maintain close relationships with these customers or to keep providing high-quality services that meet their expectations could result in termination of customer contracts and potential liability for significant penalties or damages, any of which could have a material adverse effect on Alithya’s business, financial condition and results of operations.
19.3.3Fluctuation of business and financial results
Alithya’s ability to maintain and increase its revenues is affected not only by its success in implementing its strategy, but also by a number of other factors, which could cause Alithya’s financial results to fluctuate. These factors include: (i) its ability to introduce and deliver new services and business solutions; (ii) its potential exposure to a lengthened sales cycle; (iii) the cyclicality of the purchases of its technology services; and (iv) the nature of its customer’s business (for example, if a customer encounters financial difficulty, it may be forced to cancel, reduce or defer existing contracts with Alithya). These, and other factors, make it difficult to predict financial results for any given period.

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19.3.4     Commitment of substantial resources for growth
Growing the Alithya business over the longer-term may require commitment of continued investment in the operations of Alithya. Alithya’s future capital requirements will depend on many factors, including many of those discussed above, such as: (i) the results of Alithya’s operations and the rate of its revenues growth; (ii) the development of new service offerings; (iii) the successful integration of its acquisitions; (iv) hiring and retaining key personnel; (v) maintaining customer relationships; and (vi) the identification of suitable future acquisition opportunities.
Alithya’s cash on hand and available financing may not be sufficient to fund these activities if opportunities arise, and Alithya may be unable to expand its business if it does not have sufficient capital or cannot borrow or raise additional capital on attractive terms.
19.3.5     Growth through acquisitions
Alithya’s ability to grow through acquisitions requires that it identifies suitable acquisition targets that meet Alithya’s financial and operational objectives and fit Alithya's culture and strategy. There can be no assurance that Alithya will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet its economic thresholds and create value for shareholders, or that future acquisitions will be successfully integrated into its operations and yield the tangible accretive value that had been expected. If Alithya is unable to implement its strategy, it will likely be unable to maintain its historic or expected growth rates.
The successful integration of new operations arising from Alithya’s acquisition strategy requires that a substantial amount of management time and attention be focused on integration activities and management time that is devoted to integration activities may divert management’s normal operations focus on growing the business organically with possible resulting pressure on the revenues and net earnings from its existing operations. In addition, Alithya may face complex and potentially time-consuming challenges in implementing its uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of its existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If Alithya is not successful in executing its integration strategies in a smooth, timely and cost-effective manner, it could have difficulty achieving expected synergies, which could as a result affect its growth and profitability objectives. Additional risks and uncertainties relating to acquisitions and other strategic transactions include: (i) difficulties in retaining key employees and integrating new professionals joining from acquired businesses into Alithya’s team and culture, (ii) difficulties in maintaining and building on relationships with present and potential customers, subcontractors and business partners of an acquired business or the Company; (iii) difficulties managing and integrating operations in geographically dispersed locations; (iv) the risk that the targeted markets do not evolve as anticipated and that technologies acquired prove to be inferior to Alithya’s expectations; (v) potential deficiencies in the internal controls and procedures at acquired companies; (vi) cybersecurity and compliance related issues; and (vii) exposure to unanticipated liabilities.
In connection with acquisitions, Alithya may incur debt, issue equity securities, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could cause Alithya’s earnings to decline.
Alithya’s growth depends on its ability to achieve its three-year strategic plan which focuses on increasing through organic growth, but also through strategic acquisitions. If Alithya expands into new jurisdictions, it will face risks associated with entering into such new markets in which it has limited or no experience. Such new

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markets may also present additional complexity and Alithya may have limited or no brand recognition in such markets. It could be costly to establish, develop and maintain international operations, as well as promoting Alithya’s brand internationally. Furthermore, expanding into new jurisdictions, including where the main language is not English or French, may require substantial expenditures and take considerable time and attention, and there is no assurance that Alithya would be successful enough in these new markets to build on its investments in a timely manner, or at all.
19.3.6     International operations
We operate in several jurisdictions around the world. As such, the scope of our operations subjects us to a variety of financial, regulatory, political, cultural and social challenges. These include: (i) currency fluctuations, (ii) risks related to, and the burden of, complying with a wide variety of local, national and international laws, regulations and policies; (iii) changes in regulatory practices and taxes, (iv) difficulties or expenses in enforcing contractual rights or intellectual property rights in certain jurisdictions; (v) exchange controls and other funding restrictions and limitations on the Company’s ability to repatriate cash, funds or capital invested or held in certain jurisdictions in which the Company operates, (vi) cultural, logistical and communications challenges; (vii) general social, economic and political conditions or instability in one or more specific jurisdictions and/or globally, including recessions, political changes or disruptions and other economic crises in one or more jurisdictions in which Alithya operates, and (viii) the risks that foreign ownership restrictions with respect to operations in certain jurisdictions could be adopted. Any one or more of these factors could have a material adverse impact on Alithya’s business, financial condition and results of operations.
19.3.7     Dependence on certain key personnel
Alithya believes that its success depends on the continued employment of its senior management team and other key personnel, the loss of which could have a material adverse effect on its business and results of operations, in addition to resulting in increased expenses to cover such persons’ functions until a successor is appointed and is fully operational. This dependence is particularly important to Alithya’s business because personal relationships are a critical element in obtaining and maintaining customer engagements. As our business grows, including through acquisitions, we may also implement changes in our management structure, which we believe to be appropriate in the circumstances at the time they are implemented, but which could differ from the views or expectations of some. While management and the Board has established and regularly review a succession plan for Alithya’s senior management team, if one or more members of Alithya’s senior management team or other key personnel were unable or unwilling to continue in their present positions, Alithya’s business could be adversely affected. Furthermore, other companies seeking to develop in-house business capabilities could attempt and successfully hire away certain of Alithya’s key personnel.
19.3.8     History of losses
Alithya generated a net loss of $30.1 million and $15.5 million for the fiscal years ended March 31, 2023 and 2022, respectively. Alithya expects to continue to record significant depreciation and amortization expenses, and to expend significant funds to increase its capability to win new contracts, expand and improve its existing operations and make additional acquisitions. As it continues to grow, Alithya expects the aggregate amount of these expenses will also continue to grow. Alithya’s efforts to grow its business may, however, be more costly than expected and Alithya may not be able to increase its revenues enough to offset higher operating expenses. Alithya may also incur significant losses in the future for a number of reasons, including as a result of

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unforeseen expenses, difficulties, complications and delays, the other risks described herein and other unknown events. The amount of future net losses, if any, will depend, in part, on the growth of Alithya’s future expenses and its ability to generate revenue. Any future net losses of Alithya or its inability to maintain profitability and positive cash flows from operating activities, among other things, may have an adverse effect on Alithya’s shareholders’ equity and working capital.
19.3.9Early termination, modification, delay and suspension risks
Most of Alithya’s customer contracts contain “termination for convenience” or termination upon short notice provisions, which permit the client to terminate or cancel the contract at its convenience upon providing Alithya with notice of a specified period of time before the termination date and/or paying a penalty, depending on the specific contract terms. Customers may elect to terminate their contracts before their agreed expiry date, or even modify, delay or suspend it, for a variety of reasons, including a failure by Alithya to deliver its services in accordance with the terms and conditions of its contractual agreements, a slow-down in business activity or any other reason whatsoever, which could result in a reduction of Alithya’s net earnings and cash flow and may impact the value of its backlog. In cases of early termination, Alithya may also not be able to eliminate ongoing costs incurred to support the contract.
19.3.10Changes to Backlog
As Alithya’s revenues depends on the level of activities of its customers, Alithya cannot guarantee that the revenues projected in its backlog will be realized or, if realized, will result in profits. Projects may remain in the backlog for an extended period of time. Also, in the event a significant number of customers were to avail themselves of such “termination for convenience” provisions, or if one or more significant customer contracts were terminated for convenience, Alithya’s reported backlog would be adversely affected with a corresponding adverse impact on Alithya’s expected financial conditions and results of operations.
19.3.11 Utilization rates
In order to maintain and grow revenues levels, Alithya has to maintain an appropriate level of availability of professional resources by having a high utilization rate while still being able to assign additional resources to new work.
Maintaining an efficient utilization rate, however, requires Alithya to forecast its need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring activities appropriately. To the extent that it fails to do so, Alithya’s utilization rates may be reduced and thereby adversely affect its revenues and profitability. In addition, Alithya may find that it does not have sufficient resources to deploy against new business opportunities, in which case its ability to grow its revenues would suffer.
19.3.12Costs of services
In order to generate acceptable margins, Alithya’s pricing for services depends on its ability to accurately estimate the costs and timing for completing projects, which can be based on a customer’s bid specification, sometimes in advance of the final determination of the full scope and design of the contract. In addition, a

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portion of Alithya’s project-oriented contracts are performed on a fixed-fee basis. Billing for fixed-fee arrangements is carried out in accordance with the contractual terms agreed upon with Alithya’s customers, and revenues are recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect Alithya’s best judgment regarding the efficiencies of its methodologies and professionals as it plans to apply them to the contracts in accordance with Alithya’s standards of contract management. Although fixed-fee arrangements still represent a minority of Alithya’s revenues, Alithya is increasingly contracting under a fixed-fee basis. If Alithya is unsuccessful in accurately estimating its labour costs or labour hours required to fulfill its obligations under a contract, or if unexpected factors, including those outside of its control, arise, there may be an impact on costs or the delivery schedule which could have a material adverse effect on Alithya’s expected net earnings.
19.3.13Teaming agreements and subcontracts
Alithya derives revenues from contracts where it enters into teaming agreements with other providers. In some teaming agreements, Alithya is the primary contractor, whereas in others, Alithya acts as a subcontractor. In both cases, Alithya relies upon its relationships with other providers to generate business and expects to continue to do so in the foreseeable future. Where Alithya acts as the primary contractor, if it fails to maintain its relationships with other providers, Alithya may have difficulty attracting suitable participants in its teaming agreements. Similarly, where it acts as subcontractor, if its relationships are impaired, other providers might reduce the work they award to Alithya, award that work to competitors or choose to offer the services themselves directly to the customers in order to compete with Alithya’s business. In either case, if Alithya fails to maintain its relationship with these providers or if its relationship with these providers is otherwise impaired, Alithya’s business, prospects, financial condition and results of operations could be materially adversely affected.
19.3.14Business partners’ ability to deliver on their commitments
Increasingly large and complex contracts may require Alithya to rely upon third party subcontractors, including software and hardware suppliers, to help Alithya fulfill its commitments. Under such circumstances, Alithya’s success depends on the ability of third parties to perform their obligations within agreed upon budgets and time frames. If Alithya’s business partners fail to deliver, Alithya’s ability to complete ongoing contracts may be adversely affected, which could have an unfavorable impact on its profitability. In addition, Alithya may not be able to replace the functions provided by these third parties if their software components or solutions become obsolete, defective or incompatible with future versions of Alithya’s solutions and services, or if they are not adequately maintained or updated. Third-party suppliers of software or other intellectual property assets could also be unwilling to permit Alithya to use or to continue to use their intellectual property and this could impede or disrupt the use of their solutions or services by Alithya’s customers and Alithya.
19.3.15Guarantee and indemnification risks
In the normal course of business, Alithya enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require Alithya to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. If Alithya is required to compensate

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counterparties due to such arrangements and its insurance does not provide adequate coverage, its business, prospects, financial condition and results of operations could be materially adversely affected.
19.3.16Insurance Limits
The Company maintains comprehensive insurance coverage to provide indemnity for its losses and liabilities in connection with various aspects of its business and operations. The Company’s insurance programs are, however, subject to varying coverage limits as well as retentions and exclusions that are customary or reasonable given the cost of procuring insurance, current operating conditions, and other relevant considerations. As a result, the Company may be subject to future liability for which it is only partially insured, or completely uninsured. The Company believes that its insurance programs address all material insurable risks and provides coverage that is in accordance with what would be maintained by a prudent operator of a similar business (including in terms of retentions, limits and exclusions). However, there can be no assurance that such insurance will continue to be offered on economically feasible terms, that all events that could give rise to a loss or liability are or will be insurable, or that the amounts of insurance will be sufficient to cover every loss or claim that may arise.
19.3.17    IT systems and infrastructure and use of the cloud
To deliver its services and solutions to its customers and to provide reliable communications between its operating offices and other locations, other global delivery centers and the offices of its customers and other collaborators worldwide, Alithya relies upon high speed networks, including, but not limited to, satellite, fiber optic and land lines operated by third parties. Any systems failure or outage or a significant disruption in such communications or in Alithya’s IT systems and infrastructure could result in curtailed operations, a loss of customers and reputational damage, which would have an adverse effect on Alithya’s business, financial condition and results of operations. Alithya delivers its solutions and services to customers through the use of third-party cloud computing services, such as AWS cloud services. If, for any reason, such services were discontinued or we were required to migrate Alithya’s computing towards other cloud service providers, such a transition could require significant time and expense and Alithya’s business could be adversely impacted. Although contractual agreements with such third-party cloud computing services contain minimum service levels, there is no assurance that Alithya’s business will not be affected by an interruption of service or incidents. Any damage to, or failure of, our providers' systems could result in interruptions of our services, which could have an impact on Alithya’s revenues, subject Alithya to potential liability and adversely affect its ability to retain our customers or attract new customer. The performance, reliability and availability of Alithya’s services is critical to its reputation and ability to attract and retain customers.
In addition, the costs for our cloud services have increased over time, and may increase further as Alithya’s business grows and as it continues to require more computing or storage capacity. There is also no assurance that such capacity will be available on the same terms or with the same costs or at all. These costs could therefore adversely impact its business, financial condition and results of operations.
19.3.18 Security and cybersecurity risks
In the current environment, there are numerous and evolving security risks, especially from cybersecurity threats, including criminal hackers, ransomware, denial of service and other form of malicious attacks, computer viruses, phishing, hacktivists, state sponsored organizations, industrial espionage, insider or employee

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misconduct or negligence and human or technological error, all of which may be increased as a result of Alithya’s professionals working remotely. Alithya’s business could be negatively impacted by these physical and cybersecurity threats, which could affect its current contracts and future sales, financial position and competitive position in the market or increase its costs and expenses. Geopolitical instability and tension could also exacerbate these threats, which could lead to increased risk and frequency of security and cybersecurity incidents. These security threats to Alithya include potential attacks not only on its own solutions, services and systems, but also those of its customers, subcontractors, business partners, suppliers and other third parties.
Alithya seeks to detect and investigate all security incidents and to prevent their occurrence or recurrence by continuously investing in security infrastructure, data security and privacy controls, threat protections, detection and mitigation policies, procedures and controls, and employee security awareness and trainings. However, because of the ever evolving nature and sophistication of these security threats, Alithya may be unable to detect or prevent all of these threats. Techniques used to obtain unauthorized access to, or to sabotage, systems or networks, are constantly evolving and are generally not recognized until launched against a target. Therefore, Alithya may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventive measures, and may face delays in the detection or remediation of, or other responses to, security breaches and other security‑related incidents. Additionally, with advances in computer capabilities and data protection requirements to address ongoing threats, Alithya may be required to expend significant capital and other resources to protect itself against potential security breaches or to alleviate problems caused by security breaches. Any failure by Alithya to adequately maintain and enhance its systems and networks could require Alithya to incur substantial remediation costs, including costs associated with repairing its information systems, implementing further data protection measures, engaging third-party experts and consultants, and increased insurance premiums.
Alithya’s Chief Information Security Officer is responsible for overseeing its security measures, the prevention of security incidents and the detection and investigation of incidents in the event of the occurrence of threats by implementing security measures to ensure an appropriate level of control based on the nature of the information and the inherent risks attached thereto. Alithya’s security management framework provides a foundation for a risk-based approach to the development, review and regular improvements of policies, processes, standards and controls related to information security, data privacy, physical security and business continuity.
In addition, while Alithya selects third-party suppliers carefully and includes safeguards in its contractual terms, it does not control their actions. Any security breaches caused by the negligence or misconduct of these third parties could adversely affect Alithya’s ability to safeguard its information technology infrastructure and deliver solutions and services to its customers and otherwise conduct business. Furthermore, while Alithya’s liability insurance policy covers cyber risks, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that could result from security breaches, cyber-attacks and other related breaches, that insurance will continue to be available to Alithya on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The occurrence of any of the aforementioned security threats could expose Alithya, its customers or other third parties to potential liability, litigation, and regulatory action, could materially compromise or disrupt Alithya’s business operations, and could cause the loss of customer confidence, loss of existing or potential customers, loss of sensitive government contracts, damage to brand and reputation and other financial loss.
The Company and certain of its customers, subcontractors and business partners may also use open source code, which can entail security risks. Vulnerabilities discovered in open source code could be exploited by

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attackers, which could compromise our system infrastructure and/or lead to a loss or breach of personal and proprietary information, financial loss, and other irreversible harm.
19.3.19 Risks from security breaches or disclosure of sensitive data or failure to comply with data protection laws and regulations
Alithya is dependent on IT networks and systems to process, transmit, host and securely store electronic information and to communicate among its locations around the world and with its customers, subcontractors and business partners. Security breaches, employee negligence or malfeasance or human or technological error could lead to shutdowns or disruptions of Alithya’s operations and potential unauthorized disclosure of sensitive data, which in turn could jeopardize projects that are critical to the operations of Alithya’s customers’ businesses. The theft and/or unauthorized use or disclosure of Alithya’s or its customers’ and their customers’ confidential information or other proprietary business information as a result of such an incident could adversely affect Alithya’s competitive position and reduce marketplace acceptance of its services. Any failure in the networks or computer systems used by Alithya or its customers could also result in a claim for substantial damages against Alithya and significant reputational harm, and may cause Alithya’s current and prospective customers to lose confidence in the effectiveness of our data security measures, regardless of Alithya’s responsibility for the failure.
In addition, as a global service provider with customers in a broad range of industries, Alithya often has access to or is required to collect, process and store personal data and sensitive data, subject to various regulatory regimes, including but not limited to U.S. (federal and state), or Canadian (federal and provincial) laws governing the protection of personal information and the European Union’s General Data Protection Regulation (GDPR). Alithya’s Privacy Officer oversees its compliance with the laws that protect the privacy of personal information. If unauthorized access to or disclosure of personal information in Alithya’s possession or control occurs or it otherwise fails to comply with applicable laws and regulations in this regard, Alithya could be exposed to civil or criminal enforcement actions and penalties, as well as lawsuits brought by its customers, its customers’ customers, or third parties for breaching contractual confidentiality and security provisions or data protection laws. Laws and expectations relating to data protections continue to evolve in ways that may limit Alithya’s access, use and disclosure of sensitive data, and may require increased expenditures by Alithya or may dictate that it no longer continues to offer certain types of services.
19.3.20 Services for government departments and agencies
Changes in government spending policies or budget priorities could directly affect Alithya’s financial performance. Among the factors that could harm Alithya’s government contracting business are: (i) the curtailment of governments’ use of consulting and IT services firms; (ii) a significant decline in spending by governments in general, or by specific departments or agencies in particular; (iii) the adoption of new legislation and/or actions affecting companies that provide services to governments; (iv) delays by governments in the payment of its invoices; and (v) general economic and political conditions.
These and other factors could cause government departments and agencies to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause Alithya to lose future revenues. Government spending reductions or budget cutbacks at departments or agencies to which Alithya provides services or expects to

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provide services could materially harm Alithya’s continued performance or limit the award of additional contracts.
19.3.21 Tax obligations
In estimating its income tax payable, Alithya uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that Alithya’s tax benefits or tax liability will not materially differ from its estimates or expectations. The tax legislation, regulation and interpretation that apply to Alithya’s operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which Alithya operates. Moreover, Alithya’s tax returns are continually subject to review by applicable tax authorities, which determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that Alithya may ultimately recognize and such determinations may become final and binding on Alithya.
Any of the aforementioned factors could have a material adverse effect on Alithya’s net income or cash flow by affecting its operations and profitability, the availability of tax credits, the cost of the services it provides, and the availability of deductions for operating losses as it develops its international service delivery capabilities.
19.3.22 Foreign exchange
Foreign exchange risk is the risk that the fair value of assets or liabilities, or future cash flows, will fluctuate because of changes in foreign exchange rates. Alithya’s functional and reporting currency is the Canadian dollar. As a significant portion of Alithya’s revenues, net earnings and net assets is denominated in foreign currencies, including in U.S. dollars, Euros, British pounds and Australian dollars, fluctuations in exchange rates between the Canadian dollar and such currencies could have an adverse effect on its financial condition and results of operations. This risk is partially mitigated by a natural hedge in matching Alithya’s costs with revenues denominated in the same currency.
Future events that may significantly increase or decrease the risk of future movement in the exchange rates for these currencies cannot be predicted. Although Alithya does not currently have an exchange rate risk policy that would materially affect its results of operations, it is still subject to foreign exchange risk.
19.3.23 Legal claims
During the ordinary course of conducting its business, Alithya may be threatened with or become subject to legal proceedings initiated by Alithya’s customers or other third parties. For instance, Alithya’s solutions may suffer from defects that adversely affect their performance, may not meet its customers’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject Alithya to legal liability. Alithya uses reasonable efforts to include provisions in its contracts which are designed to limit its exposure to legal claims relating to its services and the applications it develops and obtain adequate liability insurance coverage. However, Alithya may not always be able to include such provisions or obtain sufficient insurance coverage and, where it is successful in doing so, they may not protect Alithya adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions. Defending lawsuits against Alithya could require substantial amounts of management’s attention and require Alithya to incur significant

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attorney fees or pay damage awards and fines or penalties for which Alithya may not be fully insured and which could harm its reputation and adversely affect its business, financial condition and results of operations.
19.3.24 Reputational risks
Alithya’s reputation as a capable and trustworthy service provider and long-term business partner is key to its ability to compete effectively in the market for IT services. The nature of Alithya’s operations exposes it to the potential loss, unauthorized access to, or destruction of its customers’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how Alithya is perceived in the marketplace. Under such circumstances, Alithya’s ability to obtain new customers and retain existing customers could suffer with a resulting impact on its revenues and net earnings.
19.3.25 Operational, financial and other internal controls and systems
Alithya’s historic and anticipated growth places significant demands on its management and other resources, and requires Alithya to continue to develop and improve its operational, financial and other internal controls. In particular, Alithya’s growth has presented and will continue to present challenges with respect to: (i) recruiting, training and retaining technical, finance, marketing and management personnel with the knowledge, skills and experience that its business model requires; (ii) maintaining high levels of customer satisfaction; (iii) developing and improving its internal administrative infrastructure, particularly its operational, financial and other internal control systems; (iv) preserving its culture, values and entrepreneurial environment; and (v) effectively managing its personnel and operations and effectively communicating to its personnel worldwide its vision, core values, strategies and goals.
In addition, the increasing size and scope of Alithya’s operations increases the possibility that a member of its personnel will engage in unlawful or fraudulent activity, breach its contractual obligations, or otherwise expose Alithya to unacceptable business risks, despite its efforts to train its personnel and maintain internal controls to prevent such instances. If Alithya does not continue to develop and implement the right processes and tools to manage its enterprise, its business, results of operations and financial condition could be adversely affected.
Due to the inherent limitations of internal controls including the circumvention or overriding of controls or fraud, there can, however, only be reasonable assurance that Alithya’s internal controls will detect and prevent a misstatement. If Alithya is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of its operations might suffer, resulting in a decline in revenues and profitability, and the accuracy of its financial reporting could be impaired.
19.3.26 Goodwill
Alithya recognizes an accounting value for goodwill and other intangible assets in connection with its acquisitions. Under IFRS, goodwill must be assessed at least annually and potentially more frequently, in the event the value of goodwill and other indefinite-lived intangible assets has been impaired. Amortizing intangible assets will be assessed for impairment in the event of an impairment indicator. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against net earnings, which could materially adversely affect Alithya’s results of operations and shareholders’ equity in future periods.

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19.4Risks Related to Subordinate Voting Shares and Liquidity
19.4.1Limited voting rights
Alithya’s Multiple Voting Shares are similar to its Subordinate Voting Shares except that each Multiple Voting Share has ten times the voting rights of each Subordinate Voting Share. As a result, holders of Multiple Voting Shares have a disproportionate level of control over matters submitted to Alithya shareholders for approval, which may reduce the ability of holders of Subordinate Voting Shares to influence corporate matters and, as a result, Alithya may take actions that they do not view as beneficial.
19.4.2Market price of Subordinate Voting Shares
Alithya cannot predict the price of Subordinate Voting Shares. The stock market may experience significant price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies. These broad market and industry factors, together with other economical circumstances, may materially harm the market price of Alithya’s Subordinate Voting Shares, regardless of Alithya’s operating performance. In addition, the price of Alithya’s Subordinate Voting Share may be dependent upon the valuations and recommendations of the analysts who cover Alithya’s business, and if Alithya’s results do not meet the analysts’ forecasts and expectations, Alithya’s share price could decline as a result of analysts lowering their valuations and recommendations or otherwise. In the past, following periods of volatility in the market, securities class-action litigations have often been instituted against companies. Such litigations, if instituted against Alithya, could result in substantial costs and divert management’s attention and resources.
19.4.3     Inability to service debt
Alithya uses its Credit Facility and other debt arrangements to fund its activities, including acquisitions. Accordingly, depending on its level of indebtedness, which may, from time to time, be substantial and involve significant interest payment requirements, Alithya may be required to dedicate an important part of its cash flow to make interest and capital payments on its debt. Alithya’s ability to generate sufficient cash flow to service its debt depends upon future performance, which is subject to prevailing economic conditions as well as financial, competitive and other factors, many of which are outside of its control. There is no assurance that Alithya will be able to generate sufficient cash flow to meet its obligations under its outstanding debt. If Alithya is unable to do so, Alithya may be required to refinance, restructure or otherwise amend some or all of its obligations, sell assets, raise additional cash through issuances of equity or convertible debt securities, or be forced to reduce or delay investments that are important to Alithya’s growth, thereby placing it at a disadvantage compared to competitors that may have less debt or making it more vulnerable in a downturn in general economic conditions.
In addition, Alithya’s Credit Facility and other debt arrangements contain financial and other covenants, including covenants that require that certain financial ratios and/or other financial or other covenants be maintained. If Alithya were to breach these covenants, it could be required to repay or refinance its existing debt obligations prior to their scheduled maturity and its ability to do so could be restricted or limited by prevailing economic conditions, available liquidity and other factors. Alithya’s inability to service its debt or its inability to fulfill its financial or other covenants in its Credit Facility and other debt arrangements could have an adverse effect on Alithya’s business, financial condition and results of operations.

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Also, a significant portion of Alithya’s debt bears interest at variable interest rates and is therefore subject to interest rate fluctuations. Although Alithya enters into derivative financial instruments to reduce its exposure to interest rate risks, there is no assurance that such instruments will be sufficient to adequately protect Alithya against this risk. If interest rates increase, debt service obligations would increase even though the amount borrowed would remain the same, and net income and cash flows would decrease accordingly, which could have an adverse effect on Alithya’s business, financial condition and results of operations.
19.4.4Raising additional capital and maintaining credit
Alithya’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through acquisitions. In the event Alithya would need to fund any currently unidentified or unplanned future acquisitions and other growth opportunities, Alithya may have to raise additional capital through a combination of public and private equity offerings and debt financings and there can be no assurance that such funding will be available in amounts and on terms acceptable to Alithya. Alithya’s ability to raise the required funding depends on the capacity of the capital markets to meet Alithya’s equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of Alithya’s commercial objectives. Interest rate fluctuations, financial market volatility, including volatility in Alithya’s share price, credit market disruptions and the capacity of Alithya’s current lenders to meet Alithya’s additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that Alithya may, in the future, identify or plan. If Alithya is unable to obtain necessary funding, it may be unable to achieve its growth objectives. Alithya’s financial condition and results of operation is also contingent on its ability to maintain the credit it requires. Should Alithya have to obtain additional credit or renew its outstanding credit, there is no assurance that Alithya will be able to obtain such additional credit or renew its outstanding credit upon the same, or more advantageous, terms.
To the extent that Alithya raises additional capital through the sale of equity or convertible debt securities, the ownership interests of Alithya’s shareholders will be diluted, and the terms may include liquidation or other preferences that could adversely affect the rights of Alithya’s shareholders. The incurrence of additional indebtedness would result in increased payment obligations and could involve additional or increased financial and other covenants, such as limitations on Alithya’s ability to incur additional debt and other operating restrictions that could adversely impact its ability to conduct its business.
19.4.5Active market
If an active market for Alithya’s Subordinate Voting Shares is not sustained, holders of Subordinate Voting Shares may be unable to sell their investments on satisfactory terms. Declines in the value of Subordinate Voting Shares may adversely affect the liquidity of the market for Subordinate Voting Shares. Factors unrelated to Alithya’s performance may also have an effect on the price and liquidity of Subordinate Voting Shares including the extent of analyst coverage of Alithya, lower trading volume and general market interest in Subordinate Voting Shares, the size of Alithya’s public float and any event resulting in a delisting of Subordinate Voting Shares from the TSX or NASDAQ.
19.4.6Dividends
Alithya does not expect to pay dividends in the immediate future and anticipates that it will retain all earnings, if any, to support its operations. Any future determination as to the payment of dividends will, subject to Canadian

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legal requirements and Alithya’s articles of incorporation, be at the sole discretion of Alithya’s Board and will depend on Alithya’s financial condition, results of operations, capital requirements and other factors the Board deems relevant. Holders of Subordinate Voting Shares must therefore rely on potential increases in the trading price of their shares for returns on their investment in the foreseeable future.
20. Management’s Evaluation of Our Disclosure Controls and Procedures
Disclosure Controls and Procedures
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these disclosure controls and procedures, as defined under National Instrument 52-109 – Issuers’ annual and interim filings (“NI 52-109”) adopted by Canadian securities regulators and in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2023. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at March 31, 2023.
Internal Control over Financial Reporting
The Company has also established and maintains adequate internal control over financial reporting, as defined under NI 52-109 adopted by Canadian securities regulators and in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by management and other key employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The effectiveness of the Company’s internal control over financial reporting was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2023 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as at March 31, 2023.
Changes in Internal Control over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the year ended March 31, 2023, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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Auditor’s Report on Internal Control over Financial Reporting
This report does not include an attestation report on the effectiveness of the Company’s internal controls over financial reporting from an independent registered public accounting firm as the Company is an emerging growth company under the rules of the US Securities and Exchange Commission.
Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management recognizes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because of their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect all errors or misstatements on a timely basis.

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